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REGISTRANT'S NAME Citic Hualing Holdings Ltd

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OICF/BY: dlw

DATE : 5/23/02



ANNUAL REPORT 2001
年報



GZITIC HUALING HOLDINGS LIMITED
國信華凌集團有限公司

CHAIRMAN'S STATEMENT 主席報告

It is my pleasure to submit on behalf of the Board of Directors (the "Board") the results of GZITIC Hualing Holdings Limited (the "Company") and its subsidiaries (the "Group") for the year ended 31 December 2001.

本人謹代表國信華凌集團有限公司（「本公司」）董事會（「董事會」），欣然向各股東提呈本公司及其附屬公司（「本集團」）截至二零零一年十二月三十一日止年度之業績報告。

Financial Highlights

Turnover of the Group amounted to approximately HK$1,650,988,000 for the year ended 31 December 2001, decreased by about 9% as compared to same period last year. The Group's profit attributable to shareholders reached approximately HK$10,759,000, representing a drop of about 88% as compared to that of last year. The Board does not recommend the payment of any final dividend for the year ended

財務摘要

截至二零零一年十二月三十一日止年度，本集團營業額約達1,650,988,000港元，較去年同期下跌約9%，經審核股東應佔溢利約為10,759,000港元，較去年下降約88%。董事會不擬派發截至二零零一年十二月三十一日止年度之股息。

Contents 目錄

Concept & Design: www.joviancomm.com
概念及設計：溢星財經傳播有限公司



Chairman Chen Xiao-shi
董事長 陳小石

Business Review

During the year under review, the sales volume of the Group's air conditioners has achieved steady growth. The total number of air conditioners sold reached approximately 465,000 units, representing an increase of approximately 10% as compared to that of last year. The number of refrigerators sold recorded approximately 665,000 units, an increase of approximately 10% as compared to that of last year. As for the turnover of the Group, both air conditioner and refrigerator businesses recorded a decrease of 10% and 6% to approximately HK$1,138,884,000 and HK$511,864,000 respectively, as compared to that of last year. Fierce price competition was encountered in the domestic household appliance industry, resulting in a significant decrease in the overall price level which severely reduced the profit margin of the industry as a whole, leading to the decrease of the Group's turnover. During the year under review, the Group was committed to take aggressive business strategies and effective cost control measures with an aim to increase the profit margin of the Group's products while managing the downturn of the profitability.

The Group's export business increased significantly, with a growth of approximately 110% and 4% for the air conditioner and refrigerator businesses respectively. The Group developed and launched 52 new products during the year under review, with an intention to aggressively expand its market share in both domestic and overseas markets and to increase the overall competitive strength of HUALING products. In the meantime, the Group has successfully enhanced its production capacity and cost control. The annual production capacity of HUALING air conditioner increased from 700,000 units to 1,200,000 units. By the end of year 2002, upon the completion of enlargement of production capacity for mini-refrigerator factory in Hefei, Anhui, its annual production capacity will increase from 600,000 units to 1,200,000 units. During the year under review, the Group implemented effective cost control measures resulting in a decrease of about 6% for the unit cost of air conditioner and refrigerator.

At the same time, the Group's air conditioner division co-developed the Enterprise Resource Planning ("ERP") with Legend Holdings Limited during the year to improve the information infrastructure so as to upgrade the decision making efficiency and competitiveness. The Group also strived to enhance the calibre of the staff. The Group recruited management specialists and technical experts within and outside the country to conduct training programme for its staff.

For the year under review, the Group actively improved the production technology, product quality and cost structure. It also adopted progressive business strategies in order to maintain a steady growth even in the fierce competitive environment of white household appliance market.

業務回顧

於回顧年內，本集團之空調產品銷售量取得了穩定之增長，空調總銷量約達465,000台，比去年增加約10%；冰箱總銷售量約達665,000台，比去年上升約10%。惟空調及冰箱產品之營業額均較去年下跌分別約10%及6%，約達1,138,884,000港元及511,864,000港元。營業額之下跌主要是由於市場產品價格競爭過度，使國內家電市場的總體價格水平大幅下降，嚴重減低了行業整體之盈利水平。本集團於回顧年內致力以進取之業務策略以及有效之成本控制，以提高產品之邊際利潤，使盈利水平之跌幅減至最小。

本集團之出口業績令人鼓舞，空調及冰箱之出口銷量較去年分別增長約110%及4%。為擴大本集團於國內及海外市場的佔有率，以及擴闊「華凌」品牌之產品種類，本集團於年內新開發的產品種類達52種，大大增強「華凌」產品之綜合競爭力。本集團於改善生產設備及成本方面亦取得進展，「華凌」空調生產能力由700,000台增加至1,200,000台，安徽合肥之小冰箱廠亦動工擴建600,000台，預計於二零零二年年底將完工，屆時生產能力將達到每年1,200,000台。於年內，本集團推出有效之成本控制措施，令空調及冰箱單台成本平均下降約6%。

與此同時，本集團之空調部門於年內與聯想集團有限公司進行合作，共同建設企業資源規劃系統(「ERP」)，以改善資訊網絡之建設，提升內部管理層之決策效率及競爭力。本集團亦致力提升員工之水平，於年內聘請國內外企業管理專家及技術專家為員工進行有系統的培訓。

於回顧年內，本集團管理層積極提升產品製造之技術水平、優化產品之素質以及加強控制成本，以進取之業務策略，致力在競爭激烈之白色家電市場上，取得穩健的發展。





FUTURE DEVELOPMENT STRATEGIES
未來發展策略



The Group will further expand the market share of its air conditioner and refrigerator businesses in both the PRC and overseas markets, with an aim to achieve its corporate goal of being one of the major household appliance corporations in the PRC through adopting modern management model.

本集團在未來將致力擴大集團之空調及冰箱在國內外的市場佔有率，務求達成企業目標，使集團在採取現代化管理模式之基礎上，成為中國主要的家電企業之一。

1. Market Exploration

To cope with the market trend, the Group will continue to consolidate the existing distribution network and further explore the domestic and overseas markets. In respect of the domestic market, the Group will keep on maintaining its market share in the Guangdong Province. Also, it will strive to explore markets outside the Guangdong Province and rural areas with a hope to expand its distribution coverage in the country. Capitalized on the edges in respects of quality products and advanced technology, the Group will seize every opportunity brought about by the entry of the PRC to the World Trade Organization ("WTO") in order to expand its export business.The export business for mini-refrigerators will significantly boost in response to the completion of export base for mini-refrigerators by the end of 2002.

2. Product Development

With the rapid development of the PRC's household appliance industry, the enhancement of product technology is the essential key to uphold the market position for the Group. At present, the international trend for household appliance manufacturing technology is energy saving and environmental friendly and therefore the Group will expand its equipment and facilities for the Research and Development Centre to focus on developing energy saving and environmental friendly technology. In addition, the Group will develop new products in accordance with the market trend so as to enlarge customer base.

Also, the Group will continue to establish strategic alliance with the domestic and overseas reputable research institutes such as Tsing Hua University and Mitsubishi Electric Corporation of Japan with the objectives to improve the quality of the core products, launch innovative products to meet market demand and maintain its leading position in respect of industry technology in the PRC. At present, the third phrase of technology cooperation agreement has been reached between the Group's refrigerator division and Mitsubishi Electric Corporation and it is expected that the Group will develop up to 30 kinds of new models.

1. 市場開拓

本集團將順應市場變化，在鞏固現有市場網絡之同時，不斷開拓國內及海外市場網絡。於內銷市場方面，本集團將繼續鞏固現有之廣東市場，並繼續致力拓展省外及農村市場，務求進一步擴展本集團於國內之銷售網絡。在開拓海外市場方面，本集團將把握中國加入世界貿易組織(「世貿」)的良好機遇，以高質素產品及領先技術為基礎，擴大集團之產品出口營銷業務。本集團之小冰箱出口基地預計於二零零二年底建成投產，勢將帶動集團之出口營銷業務至更高的水平。

2. 新產品之研發

隨著中國家電行業發展日趨成熟，產品技術水平之提升實為保持集團市場地位之最佳方案。現時全球家電製造業的技術發展方向為節能環保，故此本集團將積極擴充工程技術研發中心的技術設備，提高科研隊伍之技術水平，集中節能環保技術之研究及發展，同時依據市場之需要發展新產品，以吸納更多顧客。

與此同時，本集團會加強與清華大學、日本三菱電機等國內外著名企業及大專院校、科研機構之合作，不斷優化集團核心產品之技術質素，推出更多滿足市場需要的嶄新產品，以保持本集團於國內家電行業技術之領先地位。目前，本集團之冰箱部門與日本三菱電機第三期技術合作協議已經達成。預計來年本集團開發新產品數量將達到30種。

Turnover of the Group by Products
集團營業額之產品分佈


'01
'00
'99
69%
70%
69%
For years ended 31 December 1999-2001
Refrigerator 冰箱
Air Conditioner 空調

Sales Volume of the Group by Markets
集團銷售台數之市場分佈


12%
19%
3%
'01
'00
'99
71%
52%
55%
For years ended 31 December 1999-2001
Overseas Market 海外市場
PRC Market 國內市場
PRC OEM 國內OEM

3. Application of Information Technology

The Group believes that effective resources management is the integral part of the competitive strengths for a corporation. In order to accomplish the objectives of reducing internal resources management cost and increasing management efficiency, the Group has launched the ERP within the air conditioner division in the second half of 2001. The ERP was subsequently implemented on 1 April 2002. After achieving successful results, the ERP will be extended in other divisions of the Group. The move will increase the overall efficiency, lower cost and enhance competitiveness. Also, the Group will keep a close eye on the development of e-commerce. It will study the interactive relationship among distribution network, logistics delivery as well as e-commerce. In addition, the management team will enhance the online business functionality of the Group's website with an aim to build the solid foundation for implementing e-commerce business in the future.

4. Capital and Financial Operation

Currently, the competition in the PRC's household appliance industry is intensified. It is a macro trend for the industry to undergo merger and acquisition amongst its players. The management team of the Group will closely monitor the development and will seize the opportunity to expand the scale and market share of the Group. In addition, in view of the low interest rate for the borrowings in the PRC, the Group will continue to maintain its treasury policy in order to reduce financing risk. The Group also will adopt prudent capital and financial measures in accordance with the business development.

3. 企業資訊系統建設

面對目前激烈的家電市場競爭，本集團預期高效益的專業資源管理將成為企業優勢的重要部分。為達到降低本集團內部資源管理成本及提高管理工作效率之目的，本集團於二零零一年下半年開始，於空調部門建設ERP，並於二零零二年四月一日正式推行。在空調企業資源規劃系統成功地投入運作，並取得令人滿意之成果後，有關之企業資源規劃系統將於其他業務部門推行，務求令本集團之整體業務達到高效率、低成本，增強競爭。此外，本集團亦密切關注電子商務之發展動向，積極研究市場網路、物流配送以及電子商務三者之間的互動關係。同時，管理層亦會不斷地擴充本集團對外資訊網站之網上商務功能，為本集團未來實施電子商務建立穩固的基礎。

4. 資本及財務營運

目前，中國家電業之市場競爭已進入白熱化階段，行業內各企業間的業務整合將是家電業市場之大趨勢，本集團管理層將十分留意並有信心能把握此機遇，從而達到擴大本集團規模和市場份額之目的。此外，本集團面對國內銀行利率低的現狀，將繼續維持以國內為主要借貸資金來源的政策，以達致減低財務風險之目的。本集團亦會因應業務發展之策略，繼續採取審慎的資本營運及財務策略。





5. Cost Control

In view of the keen price competition in the household appliance market, effective cost control measure is definitely the key to strengthen market competitiveness in order to increase profit. Therefore, the Group will continue to adopt stringent cost control in order to enhance its cost advantage. Also, the Group will capitalize on the information management technology to increase responsiveness of every management level within the Group to cope with the market changes. On the other hand, the Group will implement various measures such as strengthening internal management, effective resources management, reducing of excess wastage and cost effective scale of production to increase profitability.

6. Establishment of Corporate Culture

The management team believes that the entry of the PRC into the WTO will bring about immense cultural impact when the East meets the West. Subsequently a sound corporate culture will be a key factor to the success of the Group when entering into competition with international enterprises. With reference to the Group's business development, the Group will continue to adjust and establish a set of corporate values and behaviour codes, which echo with the Group's long-term business objectives. The Group's management team intends to cohere employee's thinking with its corporate culture through different programmed activities, providing a solid foundation for the Group's future development.

Acknowledgement

Last but not the least, I would like to express my sincere gratitude to our Board, the management team and all staff for their contribution to the Group's development. Conveying our cordial thanks for the support of our shareholders, the Board will make every endeavor to turn in substantial returns.

By Order of the Board
Chen Xiao-shi
Chairman

Hong Kong, 10 April 2002

5. 成本控制

面對現今價格競爭甚為激烈的家電市場，有效的成本控制措施毫無疑問是集團取得競爭優勢提高盈利的關鍵。因此，本集團將繼續嚴格控制成本，致力加強本集團之成本優勢。同時借助資訊管理技術，提高企業各層面對瞬息萬變市場需求的反應速度，從而達到提高運營效率；另一方面將通過強化內部管理，有效地運用能源、減少物資損耗以及精簡架構等措施，實現全方位成本控制，藉以提高本集團之盈利能力。

6. 企業文化建設

本集團管理層認為，中國加入世貿將會帶來更深層的東西方文化衝擊，而預期良好的企業文化建設將成為企業參與國際化競爭強而有力的競爭成功因素。本集團將因應集團發展策略的需要，在現行企業文化系統基礎上予以重整，建立與本集團長遠發展目標相配合之企業價值觀及員工行為規範，並將通過系統活動在本集團員工中進行推廣、強化，從而使企業文化有力地支援本集團的發展策略。

致意

最後，本人謹藉此機會，感謝董事會各董事、各管理人員及全體員工，為集團的發展不斷作出貢獻。同時本人亦衷心感激股東的支援，本集團定必竭盡所能，為股東們帶來更可觀的回報。

承董事會命
董事長
陳小石

香港，二零零二年四月十日

Industry Environment

A survey jointly conducted by the Development Research Centre of the State Council, PRC and other related institutions reveals that the current household appliance market in the PRC is undergoing a steady development . The urban market will focus on the theme of renewal, while the rural market will stress on the theme of popularization. Having analyzed the market situation of household appliances in the PRC for the year under review, the management of the Group believes that the domestic market competition is growing more intense whilst the price war will drastically lower the entire market price, resulting in a general plunge of profitability in the PRC's household appliance industry.

The development of domestic air conditioner market is entering a mature stage. In the year under review, although the summer was rainy and the temperature was relatively low, thus affecting the sales of air conditioners, the overall performance of the domestic air conditioners was satisfactory and the total production increased by about 28% over the previous year. The keen market competition led to a dramatic decrease in the price level of the air conditioner market, resulting in a lowered profit level for the entire industry. Fortunately, the technological advancement in the production of air conditioner has substantially strengthened the product competitiveness in the international market followed by a surge in the export business. The total number of units of air conditioners exported reached 5,791,800 units, representing an increase of about 56% compared to that of last year.

After a nearly 20 years of speedy development, the urban refrigerator market in the PRC reached over 85% of penetration level. During the year, a slight increase of about 5.6% over the last year was recorded for the domestic refrigerator production. Despite the reduction of sales volume in the domestic market, there was a rapid growth in the export sector. The total number of refrigerators exported reached approximately 4,530,000 units, representing an increase of about 1,000,000 units to that of last year and the result was encouraging.





行業環境

據中國國務院發展研究中心等單位共同組織進行的聯合調查顯示，目前國內家電市場總體仍處於平穩上升之階段，以更新換代為主題的城市市場及普及化為主的農村市場。對於回顧年內國內家電市場狀況之分析，本集團之管理層認為，國內市場之競爭不斷加劇，而價格戰之掀起更大大地降低產品市場之整體價格水平，令年內中國家電企業的整體盈利水平全面下滑。

國內空調產品市場正進入成熟的發展階段，於回顧年內，夏季雖然多陰雨及氣溫偏低，使空調銷量受到一定影響，但整體而言，年內國內空調之表現理想，總產量比去年上升約28%。然而，由於市場價格競爭激烈，使國內空調的市場總體價格水平大幅下降，減低了行業整體之盈利水平。幸而，國內空調產品技術水平的不斷提高，大大增強了產品於國際市場之競爭力，使得年內空調出口業務大幅增加，年內總出口量約達到5,791,800台，比去年增加約56%。

冰箱行業在經歷了近20年的高速發展後，現時中國城鎮冰箱市場的滲透率已達85%以上；於回顧年內，國內冰箱總產量比去年錄得輕微的增長，上升了約5.6%。雖然國內市場銷量比去年有所減少，但由於出口之快速增長，年內國內冰箱出口量約達到4,530,000台，比去年度增加了約1,000,000台，成績令人鼓舞。

Balance Sheet Highlights [illegible]

	[illegible]	[illegible]	[illegible]	[illegible]
Non-current Assets 非流動資產	728	758	800	6%
Inventory 存貨淨值	455	627	635	1%
A/C Receivables 應收賬款	171	201	301	50%
Cash on Hand 手頭現金	91	171	187	9%
Bank Loan 銀行貸款	529	540	535	-1%
Shareholders' Equity 股東權益	508	601	682	13%

Financial Ratio Highlights [illegible]

	[illegible]	[illegible]	[illegible]	[illegible]
Current Ratio 流動比率	0.83	0.95	0.94	-1.05%
* Debt/Equity Ratio 負債/股東權益比率	1.04	0.9	0.83	-7.78%
AR/Turnover 應收賬款/銷售比率	14.28%	11.09%	18.22%	64.46%
Gross Profit Ratio 毛利率 (Gross profit/Turnover) (銷售毛利/銷售收入)	32.26%	26.02%	26.29%	1.04%
Net Profit Ratio 純利率 (Profit attributable to Shareholders/Turnover) (股東應佔溢利/銷售收入)	4.60%	4.98%	0.65%	-86.95%

* Debt/Equity Ratio: Long-term borrowings + short-term borrowings/Shareholders' equity
[illegible]

Even though the domestic refrigerator market in the urban area appeared to be saturated in the short run, a large part of the rural market with over 90% of the total population in the PRC has not yet been explored. Coupled with the continuous development of emerging technologies such as digital, network and nanotechnology and their application in the refrigerator, it is believed that new technology will drive new market demand and the domestic refrigerator industry will have tremendous room for development in the future.

The PRC household appliance industry is undergoing rapid development in the international trading market. Currently, the refrigerators made in the PRC accounted for approximately 16% of the total global production whereas air conditioners accounted for about 30%. The total export of household appliance for the year reached approximately US$6.929 billion, increased by 23.27% compared to the same period last year. The trade balance of the export of household appliances was US$5.151 billion, after excluding the factor of lower export price, the growth rate was over 30%. With the continuous development of the household appliance market in the PRC, the corporate competitiveness will be increased consequently. Since it is believed that the global household appliance industry will be shifted to the PRC in the future, which is a result of the competitive advantage of the PRC household appliance industry, the development and export of the household appliance industry of the PRC will expand at full speed. It is expected that the household appliance industry of the PRC will take up an important position in the international household appliance market.

The Group maintained a stable development during the year under review in spite of the fierce business environment. It is anticipated that the competition of the domestic household appliance market in 2002 will be intensified. The Group has taken this factor into account and formulated strategic measures to ensure a stable growth of the Group's business development.

儘管短期內國內城鎮冰箱市場仍將呈現趨向飽和的現象，但由於佔中國總人口90%以上之農村市場大部分尚未開發，加上隨著數碼、網絡以及納米等新興技術的不斷發展，以及其在冰箱產品中的運用，新技術將帶動新的市場需求，業界人士認為，未來國內冰箱行業仍有極大發展空間。

中國家電行業在國際貿易市場上正以高速發展，目前在世界總產量中，中國製造之冰箱約佔全球總產量約16%，空調產量則佔大約30%。全年家電產品出口額約達69.29億美元，比去年同期增加約23.27%；家電出口貿易順差為51.51億美元，扣除出口價格下降因素，出口家電銷售增長已超過30%，隨著中國家電市場不斷成熟，企業競爭力也將不斷提高。由於家電製造業競爭優勢所造成的全球家電製造業向中國轉移的活動相信在未來幾年將會持續，從而將進一步帶動中國家電製造業發展和出口高速增長，可以預期中國之家電行業在國際家電市場佔有一重要之地位。

本集團在回顧年內，在困難的營商環境下，仍取得穩健的發展。預計二零零二年國內家電市場之競爭將更趨激烈，本集團對此已作充分考慮，並制定策略性應對措施，以確保本集團業務能維持穩步的發展。

Profit and Loss Highlights 集團損益表摘要

HK$ Million 百萬港元	1999	2000	2001	00/01 Change 變動
Turnover 營業額	1,197	1,815	1,651	-9%
Gross Profit 產品銷售毛利	386	472	434	-8%
Operating Profit 經營溢利	117	134	73	-46%
Profit attributable to shareholders 股東應佔溢利	55	90	11	-88%
Earnings per share (HK cents) 每股盈利 - 港仙	4.7	7.7	0.8	-90%

FINANCIAL HIGHLIGHTS
集團財務表現

Working Capital and Financial Resources

For the year ended 31 December 2001, the bank borrowings of the Group amounted to approximately HK$535,074,000, including short-term bank loans of approximately HK$ 518,574,000 while bank deposits and cash amounted to approximately HK$187,039,000. The Group's accounts receivable balance as at 31 December 2001 was approximately HK$300,874,000. Interest protection ratio (the profit before interest, taxation and depreciation divided by net interest) for the current year was 4.06 times.

Capital Structure

As at 31 December 2001, the shareholders' equity of the Group was approximately HK$681,677,000, a growth of approximately 13% over prior year. As at the year end, the debt to equity ratio, calculation based on total of short-term and long-term borrowings against consolidated shareholders' equity, was about 0.83, a slight improvement over prior year's figure of about 0.90.

Banking Facilities and Pledge of Assets

As at 31 December 2001, the Group had banking facilities of approximately HK$634,896,000 (2000:HK$540,402,000) for overdrafts, bank borrowings and trade financing. As at the date, HK$535,074,000 were utilized (2000: all banking facilities were utilized). These facilities were secured by corporate guarantees given by the subsidiaries of the Company and charges over certain fixed assets of China Refrigeration, Hualing Air-conditioning and Hefei Hualing with a total net book value of approximately HK$116,967,000 (2000:HK$194,000,000) as at 31 December 2001.

Employees' Remuneration Policy

As at 31 December 2001, the Group employed approximately 3,100 full time management, administrative and production staff in Hong Kong and PRC. As a structured business enterprise, the Group follows research report on remuneration which was conducted by professional consultants in the PRC to determine employee remuneration based on employees' performance, experience and industry practice. The Company has set up share options scheme and provided free housing to part of its staff in the PRC. Particulars of the remuneration of directors and staff are set out in Note 6 of the accompanying financial statements.

流動資金及財政資源

截至二零零一年十二月三十一日止年度，本集團之銀行貸款約535,074,000港元，當中包括約518,574,000港元為短期貸款，銀行結餘及現金則約為187,039,000港元，本集團截至二零零一年十二月三十一日止年度之應收帳款總額約為300,874,000港元。本年的利息〔保障比率〕及EBIT〔未計利息、税項及折舊之溢利除以總利息開支淨額〕則為4.06倍。

資本結構

截至二零零一年十二月三十一日止年度，本集團之總股東權益約為681,677,000港元，比較去年同期增加約13%。於結算日，將短期借款及長期借款總和除以總股東權益後，借貸比率約為0.83，較去年同期比率約0.90有輕微改善。

銀行融資及資產抵押

於二零零一年十二月三十一日止，本集團有關透支、貸款及貿易融資之銀行信用額度約為634,896,000港元〔二零零零年：540,402,000港元〕。截至該日已動用535,074,000港元〔二零零零年：所有銀行信用額度均已動用〕。該等信用額度已由本公司的附屬公司作公司擔保，並由中雪公司、華凌空調及合肥華凌於二零零一年十二月三十一日賬面淨值約116,967,000港元〔二零零零年：194,000,000港元〕之若干固定資產作抵押。

僱員及薪酬政策

截至二零零一年十二月三十一日止，本集團於中港兩地共聘用約3,100名全職管理、行政及生產部員工。作為一家企業化之商業機構，本集團按照國內專業顧問公司之薪酬研究報告，根據員工之表現、經驗及當時行業薪酬水平釐定僱員酬金。本公司設有購股權計劃，並為部分國內僱員免費提供宿舍，有關董事及僱員酬金，敬請參閱財務報表附註6。

The current penetration of foreign household appliance manufacturers into the PRC market, coupled with an intense domestic competition, has resulted in a fierce price competition. The entire product price level was lowered and a drop of profits was resulted for the household appliance industry in the PRC for the year. The unhealthy price competition has lessened the profit margin of the household appliance industry as the increase in turnover could not compensate the drop in profit level. In the face of the market competition dominated by price competition, the Group strived to raise products' profit margin by means of business strategies and effective cost control.

目前國外家電企業之不斷滲入及國內本地企業之劇烈競爭，產品價格戰愈演愈烈，降低產品之整體價格水平，令年內中國家電企業的整體盈利水平下滑。不良之價格競爭削減了家電企業之利潤，營業額之增長彌補不了盈利水平之下跌。本集團於回顧年內致力以進取之業務策略以及有效之成本控制，以提高產品之邊際利潤，去面對以價格調整為主要手段的市場競爭。

Air Conditioner Business

Air conditioner business was still the principal source of the Group's profit contribution. During the year, the sales of the Group's air conditioner business achieved a steady growth. The number of units sold reached approximately 465,000 units, an increase of about 10% as compared to last year. The turnover dropped by approximately 10% and amounted to approximately HK$1,138,884,000. The price of the domestic household appliance products dropped significantly by 10% to more than 20%, nevertheless the gross profit of HUALING products maintained the same level as last year's owing to the Group's effective cost control. However, the change of window-type air conditioners as the major export segment led to a change of the structure of the Group's air conditioner business, resulted in a drop in turnover and net gross profit for the year as compared to the previous year. During the year, the sales of window-type air conditioners accounted for 22% of the entire sales volume, representing a significant increase of 12% over the same period last year while that of cabinet-type and split-type accounted for 78% of the entire sales volume, representing a drop of 12% over the same period last year. Since the general price level has decreased, the profit attributed to air conditioner business was then weakened.

Overseas Export Market

The major export regions of the Group's products are Europe and North America. Following last year's growth, the total export units of air conditioners during the year increased by approximately 110%, reached approximately 130,000 units. Since the Group has put great effort in exploring overseas markets in recent years and invested a lot of resources, the overseas sales network is getting more mature. The export business of air conditioners achieved a very promising result. Currently, the overseas markets include Europe, North and South America, South East Asia as well as Japan. The export orders for air conditioners increased significantly for the year because of the high quality and reasonable price of HUALING products.

空調業務

空調業務乃本集團盈利貢獻之主要來源，於年內，本集團空調業務之銷售量取得了穩定之增長，空調總銷量約達465,000台，比去年增加約10%；營業額較去年下跌大約10%，達約1,138,884,000港元。年內國內家電產品之平均售價大幅下調10%至20%上，惟「華凌牌」產品之毛利率在集團有效的成本控制下得以維持去年之水平，但是，本集團空調以窗機為主出口增長預期令整體銷售結構轉變，亦令年內之營業額及整體毛利率較去年下降。年內，窗機之銷售數量佔總銷售額之22%，比去年同期上升12%，而櫃機及分體機則佔總銷售額之78%，比去年同期下跌12%。由於整體價格水平下降及銷售價格調低，削弱了空調業務之盈利貢獻。

出口市場

本集團產品主要出口地區為歐洲及北美各地，承接去年增長的優勢，年內空調出口量較去年同期上升約110%，約為130,000台。由於集團近年來大力開拓海外市場，並投入大量資源，從而使海外分銷網絡日趨成熟，空調出口業務取得驕人的成績。目前市場包括歐洲、北美洲、南美洲、東南亞及日本。華凌產品的高質素及合理價格，令年內空調之出口訂單大幅增加。

Sales Volume by Products of Air Conditioner 空調銷售台數之產品分佈

Year 年度	Window-type Units 台數	Cabinet-type Units 台數	Split-type Units 台數	Total Units 台數
1999	32,000	52,000	148,000	232,000
2000	42,000	90,000	290,000	422,000
2001	102,000	74,000	289,000	465,000

Sales Volume by Products of Air Conditioner
空調銷售台數之產品分佈


'01
'00
'99
22%
10%
14%
62%
59%
64%
Cabinet-type 櫃機
Window-type 窗機
Split-type 分體機

For years ended 31 December 1999-2001
截至1999年至2001年12月31日止年度

Sales Volume of Air Conditioner 空調銷售台數


('000 units)
(千台)
500
450
400
350
300
250
200
150
100
50
0
232
422
465
1999
2000
2001

* Increased 10% compared with previous year
比去年增長10%
* Average annual growth rate reached 50% from 1999 - 2001
1999至2001年平均每年增長50%

For years ended 31 December 1999-2001
截至1999年至2001年12月31日止年度

Turnover of Air Conditioner 空調營業額


(HK$ Million)
(百萬港元)
1,400
1,200
1,000
800
600
400
200
0
824
1,271
1,139
1999
2000
2001

* Decreased 10% compared with previous year
比去年下跌10%
* Average annual growth rate reached 19% in past 3 years
過去3年平均每年增長19%

For years ended 31 December 1999-2001
截至1999年至2001年12月31日止年度

The PRC Market

Benefited from the increase in number of new products and the expansion of market share, the sales volume of air conditioning products in the PRC increased by 17%, reaching approximately 284,000 units during the year. The price adjustment of the industry seriously affected the profit contributions of air conditioning products. However, capitalized on the effective cost control and market strategies, the gross profit of air conditioning products maintained a level similar to that of the previous year. Meanwhile, in order to expand the business of the Group's air conditioning products outside Guangdong province, the Group set up a subsidiary in Chengdu during the year with an aim to develop sales networks distribution and the performance was satisfactory.

OEM Market in the PRC

During the year, the performance of the Group's domestic air conditioner OEM business was not satisfactory. The sales volume dropped by approximately 56% as compared to the same period last year, which amounted to approximately 51,000 units. It was because the OEM clients of the Group started to establish their factories for production during the year, so the demand for the Group's air conditioner OEM products slid and the performance of the domestic OEM air conditioners business was greatly affected. However, since the equipment of the new factories of those brown household appliance customers focused on manufacturing simple and small-sized machines while large-sized machines were still manufactured by means of OEM. Therefore, the Group continued to manufacture large-sized split-type and cabinet-type air conditioners, which were of higher gross profit, for the brown household appliance clients. Therefore, the gross profit margin of the Group's domestic OEM market for air conditioners increased as compared to that of last year.

國內市場

受惠於新產品數量之增加，以及市場佔有率之擴大，於年內空調產品於國內之銷售量上升了17%，約達284,000台。行業價格下調嚴重地影響空調產品之盈利貢獻，但憑藉有效的成本控制及市場策略，空調產品之毛利率仍保持與去年相若之水平。另外，為拓展空調產品於廣東省外之業務，本集團於回顧年內在成都成立分銷公司，至今成績令人滿意。

國內OEM市場

回顧期內，本集團之空調國內原設備生產〈OEM〉業務之表現未如理想，銷售量較去年同期下跌約56%，約為51,000台。這是由於本集團之OEM客戶於年內開始自行設廠生產，令本集團的空調OEM產品需求下挫，嚴重影響國內OEM空調業績表現。然而，由於黑色家電客戶之新廠設備以製造簡單之小型機種為主，大型機種則須繼續以OEM形式代為生產，因此，年內集團仍為黑色家電客戶生產難度較大且毛利較高的大型分體機及櫃機，令集團之空調國內OEM市場之毛利率較去年同期有所上升。

Sales Volume by Markets of Air Conditioner 空調銷售台數之市場分佈

	PRC Market	Overseas Market	PRC OEM	Total
Year 年度	Units 台數	Units 台數	Units 台數	Units 台數
1999	193,000	21,000	18,000	232,000
2000	243,000	62,000	117,000	422,000
2001	284,000	130,000	51,000	465,000

Sales Volume by Markets of Air Conditioner
空調銷售台數之市場分佈


28%
27%
8%
'01
'00
'99
83%
58%
61%

For years ended 31 December 1999-2001
截至1999年至2001年12月31日止年度

Overseas Market 國外市場
PRC Market 國內市場
PRC OEM 國內OEM



PROSPECTS OF AIR CONDITIONER MARKET

The management of the Group believes that there is a close tie between the air conditioner business market and the economic development of the PRC. With the continuous improvement of people's living standards, the demand for air conditioners will be growing accordingly. The prospects of the air conditioner industry is very optimistic. In spite of the fact that the popularization of air conditioning products keeps on increasing, the popularization rate of air-conditioners in the urban area of the PRC maintains at about 35% while the rural market is still at the infant stage. Therefore, it is believed that there is tremendous room of development in the air conditioner industry in the PRC.

In view of this, the Group will proactively seize the opportunities arising from the PRC's entry to the WTO. The Group will strengthen the technical cooperation with international household appliance corporations, further improve the quality and profile of the air conditioners so as to satisfy the changing demand of the market. In the meantime, the Group will fully utilize its advantages in all kinds of resources and to establish a more extensive sales network. In addition, customer services of international standard will be implemented in order to provide the customers with the best product services and to further expand the Group's market share in the PRC. The Board anticipates that, capitalized on the aforementioned aggressive market strategies, the Group's air conditioner business will achieve a better performance.

在分析空調業務在國內市場之未來發展方向時，本集團之管理層認為空調業務市場與中國經濟發展息息相關，隨著人民生活水平不斷提高，國民對空調的需求亦會同時增加，空調行業之前景仍十分樂觀。儘管空調產品的普及程度一直上揚，然而，空調在國內城市之普及率仍然維持在大約35%，而農村市場卻仍停留在尚未開發的階段。由此可見，國內的空調行業依然存在龐大的發展空間。

有見及此，本集團於未來將積極掌握中國入世之契機，加強與國際家電企業的技術合作，提高空調之素質和檔次，以滿足瞬息萬變之市場需要。同時亦將充分利用各種資源優勢，建立更廣泛的銷售網絡，並實施與國際標準一致的服務準則，務求為顧客提供最完善之產品服務，進一步擴大本集團於國內之市場佔有率。董事會期望憑藉上述進取之市場策略，能為本集團之空調業務取得更佳之業績表現。



Refrigerator Business

During the year under review, the Group's sales volume of refrigerator business increased by approximately 10% in comparison to the corresponding period last year, amounted to approximately 665,000 units. Turnover decreased by approximately 6%, amounted to approximately HK$511,864,000.

Overseas Export Market

The Group continued to expand the business in the PRC for the year under review, and aggressively explored overseas markets at the same time. The refrigerator business achieved stable development. Total export volume of refrigerators reached approximately 250,000 units, representing a 4% increase as compared with that of last year. The Group has implemented effective cost control that brought about a similar gross profit level of refrigerator to that of last year, though the export price decreased against previous year.

The PRC Market

During the year, the sales volume of HUALING refrigerators in the PRC increased by approximately 16% amounted to approximately 336,000 units, in which mini-refrigerators substantially increased by approximately 113% whereas refrigerator decreased by approximately 16%. Due to the excess supply of the refrigerators in the PRC provinces and the rural markets have not been fully explored yet, coupled with the fierce price competition, the price level of refrigerator remained low, which gave rise to a sluggish performance of refrigerator business. However, the effective cost control made gross profit level of refrigerator business remained unchanged in comparison to that of last year.

OEM Market in the PRC

During the year, OEM product sales volume amounted to approximately 79,000 units, representing approximately 3% increase against last year. Since the Group possessed large-scale hardware facilities, superior research and development capabilities, quality management coupled with good reputation in the industry, orders remained stable which recorded a stable growth in OEM refrigerators.

冰箱業務

年內，本集團之冰箱業務銷售量較去年同期上升約10%，約達665,000台；而營業額則比去年下跌約6%，約達511,864,000港元。

出口市場

本集團於年內一直致力在擴展國內業務的同時，積極開拓海外出口業務，使冰箱業務獲得穩健的發展。年內冰箱總出口量達到約250,000台，比去年上升4%；冰箱雖然出口價格較往年呈下降趨勢，但集團有效的成本控制政策令冰箱出口產品之毛利水平亦與去年相若。

國內市場

於年內，國內「華凌牌」冰箱之銷售量上升約16%，約達336,000台，其中小冰箱大幅增長達約113%，反之，大冰箱則減少了約16%。基於國內城鎮大冰箱市場供過於求的情況未有改善，農村市場尚未完全拓展，加上價格戰之掀起令市場價格一直在低位徘徊，致令國內大冰箱業務未如理想。幸而，有效的成本控制令整體冰箱產品之毛利水平亦與去年維持不變。

國內OEM市場

年內冰箱OEM產品銷售量達到約79,000台，比去年上升約3%；鑑於本集團擁有具規模設備、較高的研發技術和優良的質量管理水平，加上於業內聲譽良好，保持穩定之訂單數目，令冰箱OEM錄得穩定之增長。


Sales Volume by Refrigerator
冰箱銷售台數
('000 units)
(千台)
700
600
500
400
300
200
100
0
330
607
665
1999
2000
2001
* Increased 10% compared with previous year
比去年上升10%
* Average annual growth rate reached 50% from 1999 - 2001
1999-2001年平均每年增長50%

For years ended 31 December 1999-2001
截至1999年至2001年12月31日止年度


Turnover of Refrigerator
冰箱營業額
(HK$ Million)
(百萬港元)
600
500
400
300
200
100
0
357
544
512
1999
2000
2001
* Sales quantity increased but due to the drop in product price level, turnover decreased subsequently
銷量增長，惟價格水平下降，即致營業額下跌
* Decreased 6% over previous year
比去年下跌6%
* Average annual growth rate reached 21% in past 3 years
過去3年平均每年增長21%

For years ended 31 December 1999-2001
截至1999年至2001年12月31日止年度

Sales Volume by Markets of Refrigerator 冰箱銷售台數之市場分佈

	PRC Market	Overseas Market	PRC OEM	Total
Year 年度	Units 台數	Units 台數	Units 台數	Units 台數
1999	208,000	0	122,000	330,000
2000	290,000	77,000	240,000	607,000
2001	336,000	79,000	250,000	665,000

Sales Volume by Markets of Refrigerator
冰箱銷售台數之市場分佈


'01
'00
'99
38%
40%
37%
63%
48%
50%

For years ended 31 December 1999-2001
截至1999年至2001年12月31日止年度

Overseas Market 國外市場
PRC Market 國內市場
PRC OEM 國內OEM

Prospects of Refrigerator Market

Industry players expect there will be at least 3,000,000 refrigerators facing the demand of replacing the old models with new ones. The coming years will be another peak for the development of refrigerator market. The Group will grasp the opportunities arising from the restructure of refrigerator industry and product improvement, and expand the Group's market share by means of market-orientation. At the same time, the Group will allocate resources and incorporate advanced technology to enhance the Group's core techniques of refrigerator production and product quality so as to attract more customers. The management of the Group believes that the competition of refrigerator industry will become more rigorous, while the export business will be positively affected by the PRC's entry to the WTO, and in turns stimulating the rural refrigerator market, the PRC's refrigerator industry will continue to prosper and become more challenging.

冰箱市場前景

業界人士預期國內至少有3,000,000台冰箱面臨以舊換新之市場需求，故未來幾年將會是冰箱行業發展的新一輪高峰期。本集團於未來將借助國內冰箱行業重組及產品結構改良之機遇，以市場導向為本，擴展本集團的市場佔有率。同時，本集團將投放大量資源，運用最先進的新興技術，提升本集團冰箱之核心技術；務求優化產品之素質，以吸納更多用戶。本集團管理層相信，未來冰箱市場競爭將越趨激烈，但隨著國內城鎮冰箱市場更新換代，農村市場進一步發展以及中國加入世貿對出口的積極影響，國內冰箱業將不斷上揚及出現新的挑戰。



Overseas Export Market

In the development of international household appliance market, the management of the Group realizes that launching high quality products to satisfy overseas consumers is an important element in exploring overseas market and achieving the goal of market diversification. In view of this, the Group aggressively developed the overseas markets during the year by continuously enhancing the quality and techniques of export products. Meanwhile, the scale of technological research and development in export trading and export product were also enlarged, thus giving rise to a stable growth in export business.

During the year, in spite of the influence of economic downturn in Europe and America, which led to fewer and delay of orders from these countries, the Group's export performance remained satisfactory. The total export volume of refrigerator and air-conditioner reached approximately 380,000 units during the year, representing approximately 26% increase over the year. Export value reached approximately US$44,447,000, representing an increase of approximately 12% against last year. Of which, air conditioner business reached approximately US$22,252,000, representing an increase of approximately 9%. For refrigerator business, export volume reached approximately 250,000 units during the year, increased by approximately 4% as compared with the corresponding period last year. Export value reached approximately US$22,195,000, representing an increase of approximately 15%.

The Group has actively participated in influential international exhibitions such as German Household Appliance Exhibition, China International Household Appliance Exhibition, Shenzhen International Household Appliance Exhibition and Guangzhou Expo to enhance the Group's recognition in international household appliance market and further strengthen the foundation in exploring overseas markets.

海外業務表現

在參與國際家電市場的發展過程中，本集團管理層充分瞭解到不斷推出滿足海外消費者需求之高品質產品，對本集團拓展海外市場，以及實踐市場多元化的發展目標至為重要。有見及此，本集團於回顧期內積極促進海外市場之發展，加快出口產品的技術研發速度，同時擴充了出口貿易及出口產品技術研發部門的規模，從而使出口業務取得穩步增長。

年內，雖然受到歐美經濟衰退之影響，削弱及推遲了來自歐美的訂單，但本集團之出口業務表現依然十分理想。冰箱及空調合計出口量於年內達到約380,000台，比去年同期增加約26%；出口創匯額約達到約44,447,000美元，較去年同期上升約12%。其中空調業務佔約22,252,000美元，較去年同期增加約9%。冰箱業務方面，全年出口量約達250,000台，比去年同期上升約4%　出口創匯額達到約22,195,000美元，較去年上升約15%。

本集團於年內積極通過參加德國科隆家電展、中國國際家用電器展覽、深圳國際家電電器展、廣州博覽會等具國際影響力的展覽會，提升本集團在國際家電市場之知名度，為未來進一步拓展海外市場奠下堅實的基礎。



Overall Operational Performance

During the year under review, the Group underwent a fierce market competition. In order to enlarge the market share, the Group implemented stringent cost control and quality control and adopted proactive market strategies. The Group was dedicated to enhance the internal operation efficiency to achieve the goal of corporate growth, which could further facilitate the Group's future development.

Stringent Cost Control

Since the technique and market of household appliances in the PRC are getting more mature whilst overseas enterprises of electrical appliances are also aggressively exploring the PRC market, the fierce competition further lower the product prices. The Group believes that the situation will persist in the coming year. Cost advantage is the key to success in order to sustain in this competitive market. In view of this, the Group further adopted cost control in the areas of production, procurement, research and development and warehouse management. The result was satisfactory. Furthermore, the Group achieved economy of scale in purchasing by setting up a purchasing platform, the refrigerator and air conditioner unit cost further decreased by 6% during the year, on top of 8% decrease in last year, and this strengthened the price competitiveness of the Group's products and expand the profit potential.

Enhance Operating Efficiency

The aforementioned cost control measures are the keys to survive, while the overall operating efficiency will be the enterprise's key to success. In order to improve the efficiency of management and to strengthen the sharing of resources and information, the Group has cooperated with the renowned IT enterprise in the PRC, Legend Holdings Limited, to implement the Enterprise Resource Planning ("ERP") System for the Group's air conditioner business. The current progress is satisfactory and the initial phase of the implementation will be completed in the first half of 2002. The operation will start after the completion and the ERP System will be implemented to the refrigerator business afterwards. In the meantime, the Guangzhou Municipal Government has subsidized RMB 1,100,000 to the ERP System. The setting up and implementation of the ERP System could improve the overall corporate management standard and the dissemination of information in production, supply, sales, procurement and financial aspects. The System could also enhance the management's decision-making efficiency and strengthen the Group's competitiveness.

整體營運表現

於回顧年內，本集團面對國內競爭激烈的市場環境，積極地加強成本控制和質量管理，以及推行進取之市場策略，努力擴大產品於市場上的佔有率。與此同時，致力提高企業內部的營運效率，並達致業務增長之企業目標，為本集團未來進一步之發展提供了有利的條件。

嚴格控制成本

隨著中國家電產品技術及市場進一步趨向成熟，再加上國外家電企業積極拓展國內市場，激烈之市場競爭令產品價格不斷下調，集團董事會相信未來一年，該狀況將仍然持續，故此，成本優勢已經成為市場競爭制勝及企業生存的重要一環。有鑑於此，本集團於回顧期內近一步把成本控制引入生產製造、原料採購、技術研發及庫存管理等各個管理環節，實施全方位成本控制措施，並取得良好之成效。此外，集團透過籌組採購平台以達規模採購，令成本進一步下降。年內冰箱及空調單台成本在上年下降8%的基礎上，又再下調了6%左右，從而使本集團產品價格之競爭力以及盈利空間得以增強與擴展。

營運效率的提高

上述提到成本控制為企業生存之道，企業整體之營運效率則是企業致勝之道。為了提升管理工作效率及加強資訊及資源分享，集團運於回顧期內與國內著名IT企業聯想集團有限公司合作於華凌空調公司建設企業資源規劃〈ERP〉計劃，目前進展順利，2002年上半年將完成首期工程並開始運行，隨後亦將於冰箱公司推行。ERP計劃同時亦得到廣州市政府1,100,000元人民幣的無償資金支援。實施企業資源規劃ERP計劃能改善本集團之經營管理模式，對消除本集團在生產、供應、銷售以及庫存和財務資訊等屏障、提高管理決策效率、以及提升集團競爭力帶來決定性而深遠的影響。

HUALING

Effective Market Exploration and Management of Distribution Channels

The Group was committed to strengthening the sales network during the year. The Group effectively controlled the cost and the distribution channels to facilitate the market exploration. With respect to the domestic markets, the Group's strategy was to cooperate with some local distributors located in areas where their conditions are matured already, and set up joint ventures. The Group could then jointly explore and manage the regional distribution network with the partners, leading to a cut in cost and a direct control of sales channels ultimately.

Enhance Product Development

The management team of the Group believes that with the ever-maturing household appliance techniques in the PRC, and the differentiation of core techniques, which in turns strengthen the development of new products, will be the key to enhance the competitive edge of products. In view of this, the Group has fully utilized the advantages of its current resources, coupled with the operating approach of "low cost combined with product differentiation". The Group invested RMB 36,000,000 in expanding the scale of research and the technical level, and satisfactory results was obtained. During the year under review. The Guangzhou Municipal Government has placed a high degree of importance on the Group's technical development, and subsidized RMB 1,100,000 to the Group in order to facilitate product research and development. The Group developed and launched 52 new products into the market during the year with a satisfactory results achieved. Currently, the Group possesses 138 refrigerator models and 121 air conditioner models, forming several tens of collections comprising high, medium and low end product portfolios. The competitive edge of HUALING products has been enhanced.

有效的市場開拓及銷售渠道管理

本集團於年內致力加強終端銷售網絡的管理，有效地控制成本及區域網絡之體系，加速了市場拓展之步伐。在國內市場方面，本集團之市場拓展策略為在部分條件成熟區域與當地主要分銷商合作，成立合資公司，以共同開拓及管理區域分銷網絡，從而達到減少流通中間環節，節省成本，直接控制銷售終端的目的。

加強產品之開發

本集團管理層認為，隨著國內家電產品技術日趨成熟，差異化核心技術以加強新產品研發定必成為提高產品競爭力之關鍵。有鑒於此，回顧年內本集團充分利用現有的資源優勢，在低成本和差異化相結合的企業經營策略的指導下，投入研發資金36,000,000元人民幣，用於增強科研的規模和技術水平，至今成果令人滿意。年內，廣州市政府對本集團之技術研發工作給予高度重視，並提供1,100,000元的無償撥款用於支援企業研發工作。本集團於年內共開發52種新產品投放市場，效果令人滿意。目前，本集團擁有138個冰箱品種和121個空調品種，形成數十系列高、中、低三檔產品組合，大大增強了『華凌牌』產品之綜合競爭力。


Enter

Value-added Human Resources

The Group has been committed to the corporate culture of "people, the most valuable resources of an enterprise" and has constantly organized on-the-job training for the employees, aiming to enhance employees' technical know-how and to nurture elites. The Group has emphasized the concept of "right person for the right post" and has adopted the modern corporate management model. Reasonable, fair and open assessment scheme has been established to catalyze employees' working attitude and facilitate the operating efficiency.

In the year under review, the Group recruited management expertise and professional technicians from the PRC and overseas constantly. As at December 2001, the percentage of senior management who has obtained a master degree reached 75%. Through the systematic training scheme, the quality of employees will become more professional and much younger. The Group's human resources foundation has thus been consolidated.

Establish Corporate Culture

The management team believes that a sound corporate culture will be a key component to strengthen the Group's future development. In line with the Group's development strategies, the Group restructured its corporate ideology during the year based on the current corporate culture. The Group also proactively strengthened the establishment of corporate culture through various activities so that the employees would have a deeper understanding of the Group's corporate goal, value and operational ideology. The employees would then performed accordingly and helped support and fulfill the Group's business strategies and corporate goal.

人力資源增值

本集團一直貫徹「以人為本，企業最寶貴的價值在於人」的企業文化宗旨，定期為員工提供在職培育訓練，務求提升各級員工之技術水平，銳意創造條件，促進人才成長。在用人政策上，本集團堅持以「任人唯賢，人盡其才，適才適所」為理念，按照現代企業制度之管理模式，建立公平、公正、公開以及合理的業績考核機制，激發各級員工的工作積極性，有效地提高企業運作效率。

回顧年內，集團還多次聘請國內外企業管理專家及技術專家，員工進行系統化系統培訓。截止二零零一年十二月份，本集團高級管理層中，教育水平達到碩士學歷的員工已達到75%。通過推行系統化的培訓工作，企業成員之整體素質將逐漸趨向專業化、年輕化，為本集團未來之業務發展打下了良好的人力資源基礎。

企業文化建設

本集團管理層認為良好的企業文化對增強企業凝聚力及員工對工作之熱誠起著不可或缺的作用。於回顧年內，本集團因應發展策略的需要，在現行企業文化系統基礎上予以重整，積極以不同形式之活動強化企業文化建設，讓員工對企業的目標、價值觀以及營運理念有更深層次的認識。使員工的表現能高度配合企業之營運理念，為實現集團之企業目標共同奮鬥。

Executive Directors and Senior Management

Mr. Chen Xiao Shi

Aged 48, is the Chairman of the Company. He joined the Company in 1997. He is an economist with Master of Business and Administration. He has over 26 years of experience in corporate and financial operation management.

Mr. Liang Wei Wen

Aged 35, is the Finance Director of the Company. He joined the Company in 1997 and is responsible for financial management. He is a certified public accountant in the PRC with Master of Business and Administration. He has around 16 years of corporate and financial management experience.

Ms. Liang Bao Ping

Aged 49, is an economist and joined GZITIC in 1991. She is the Director of the General Manager's Office of GZITIC and the Managing Director and General Manager of some of the subsidiary companies of the GZITIC Group. She graduated from South China Agricultural University. She has over 21 years of experiences in administration and management.

Ms. Ye Zhen Wen

Aged 54, is an accountant. She is the Deputy General Manager of Hualing Air Conditioning since December 1997. Ms. Ye has over 22 years of experience in corporate and financial management. She graduated from 會計專業大學 (Professional Accountants University). She joined China Refrigeration in 1985. Besides, she had worked for another company listed in Hong Kong in a managerial position for three years.

Mr. Chen Hui

Aged 35, is an accountant. He joined the Company in December 1997 and is employed as the Financial Controller of several subsidiary companies of the Group. Mr. Chen graduated from Northeast University of Finance and Economics. He has over 9 years of experience in financial management.

執行董事及高級管理人員

陳小石先生

年48，本公司董事長，於1997年加入本公司。陳先生為經濟師及工商管理碩士，具有超過26年以上的工商企業及金融運作的管理經驗。

梁偉文先生

年35，本公司財務董事。於1997年加入本公司，負責財務管理工作。梁先生為中國註冊會計師及工商管理碩士，具有近16年企業財務管理經驗。

梁保平女士

年49，經濟師職稱，她於1991年加入廣州信托。梁女士現任廣州信托辦公室主任，並兼任廣州信托部份附屬公司董事長及總經理職位。梁女士畢業於華南農業大學，擁有超過21年行政及管理經驗。

葉真文女士

年54，會計師職稱。她自1997年12月起擔任華凌空調副總經理一職。葉女士在企業及財務管理方面具超過22年經驗。她畢業於會計專業大學，於1985年加入中雪公司任職，她亦曾於另一香港上市公司擔任管理工作達3年。

陳輝先生

年35，會計師職稱。於1997年12月加入本公司並擔任數間的集團附屬公司之財務總監。陳先生畢業於東北財經大學，具9年以上財務管理經驗。

Mr. Liu Xi Bo

Aged 66, is the President of Guangzhou Light Industrial Products Import & Export (Group) Corporation and the Vice Chairman of Guangzhou Import & Export Chamber of Commerce. He has over 32 years of management experience.

劉錫博先生

年66，廣州輕工業品進出口（集團）公司總裁及廣州進出口商會副會長，劉先生具有超過32年管理經驗。

Mr. Zhang Xin Hua

Aged 39, is the General Manager of Guangzhou Baiyun Agriculture Industry & Commerce (Group) Corporation. He has over 17 years of experience in corporate management.

張新華先生

年39，為廣州白雲農工商聯合（集團）公司之總經理。張先生在公司管理方面有逾17年工作經驗。

Mr. Ng Cheong Lam

Aged 58, is the Director of Hi-Q Home Appliance Company Limited. He has over 17 years of experience in the paging business.

伍暢林先生

年58，高美達家電有限公司董事。伍先生擁有逾17年傳呼業經驗。

Mr. Chen Yu Hang

Aged 40, is an economist in PRC. Mr. Chen has over 10 years in corporate management experience.

陳宇航先生

年40，中國經濟師。陳先生具有超過10年的企業管理經驗。

Mr. Lam Ming Yung

Aged 38, is a Non-executive Director. He graduated from the School of Law of Shanghai Eastern Chinese College of Politics and Jurisprudence in 1986 and was awarded the degree of bachelor of law. Mr. Lam started practicing law in 1987 in Fujian Province in the PRC, and moved to Hong Kong in mid-1993. He was registered as a foreign lawyer with the Hong Kong Law Society in 1995, and is now practicing as a senior legal consultant of PRC Corporate Securities in the Hong Kong office of Brown & Wood.

林明勇先生

年38，為非執行董事。於1986年畢業於華東政法學院，取得法律學士學位。林先生於1987年開始在中國福建省執業，於1993年中遷往香港。於1995年向香港法律學會註冊為海外律師，現時於布朗伍德法律事務所香港辦事處執業為中國企業證券高級法律顧問。

Mr. Lo Wing Sang, Vincent

Aged 56, is the senior partner of Gallant Y.T. Ho & Co., solicitors and Notaries. Mr. Lo is a solicitor of Hong Kong, a Notary Public and a China-Appointed Attesting Officer.

羅榮生先生

年56，為何耀棣律師事務所之高級合夥人。羅先生為香港之執業律師、國際公證人及中國司法部委託公證人。

Mr. Chan Wai Dune

Aged 49, is a certified public accountant practicing in Hong Kong and is the managing director of Charles Chan, Ip & Fung, CPA Limited. He has over 23 years of experience in taxation and accounting in Hong Kong.

陳維端先生

年49，為香港執業會計師及陳葉馮會計師行有限公司董事總經理。陳先生擁有超過23年香港的稅務及會計經驗。

(Expressed in Hong Kong dollars)

The directors are pleased to present their report together with the audited financial statements of GZITIC Hualing Holdings Limited (the "Company") and its subsidiaries (hereinafter collectively referred to as the "Group") for the year ended 31 December 2001.

PRINCIPAL ACTIVITIES

The Company is an investment holding company. Its subsidiaries are principally engaged in the manufacture and sale of household electrical appliances, which include refrigerators, air conditioners and mini-refrigerators. Principal activities of the Group's subsidiaries are set out in Note 3 to the financial statements.

MAJOR CUSTOMERS AND SUPPLIERS

For the year ended 31 December 2001, the aggregate amount of turnover attributable to the Group's five largest customers represented less than 30% of the Group's total turnover. The aggregate amount of purchase from the Group's five largest suppliers represented less than 30% of the Group's total purchases (not including capital expenditure).

RESULTS AND APPROPRIATIONS

The results of the Group for the year ended 31 December 2001 are set out on page 30 of this report.

The directors do not recommend the payment of a dividend.

RESERVES

Movements in reserves of the Group and the Company during the year are set out in Note 29 to the financial statements.

As at 31 December 2001, the Company had no reserves available for distribution to its shareholders (2000: nil).

董事會欣然提呈國信華凌集團有限公司(「本公司」)及其附屬公司(以下統稱「本集團」)截至二零零一年十二月三十一日止年度之董事會報告及經審核財務報表。

主要業務

本公司為一間投資控股公司。各附屬公司的主要業務為生產及銷售家庭電器,包括冰箱、空調及小型冰箱。各附屬公司的主要業務詳列於賬務報表的附註3。

主要客戶及供應商

截至二零零一年十二月三十一日止年度,本集團最大之五名客戶應佔總營業額少於本集團總營業額之30%。本集團最大之五名供應商應佔採購額少於本集團採購總額(不包括資本性支出)之30%。

業績及利潤分配

本集團截至二零零一年十二月三十一日止年度的業績詳情載於本報告第30頁。

董事會並無派發股息之建議。

儲備

本年內本集團及本公司的儲備變動詳情載於財務報表附註29。

於二零零一年十二月三十一日,本公司並無可供分配之儲備(二零零零年:零)。

The Company has not declared any interim or final dividend for the year (2000: nil).

本年度本公司並無派發中期或末期股息（二零零零年：零）。

Details of the movement in share capital of the Company are set out in Note 28 to the financial statements.

本公司股本變動之詳情載於財務報表附註28。

Details of the Company's share option scheme are set out in Note 30 to the financial statements.

本公司之優先認股期權計劃詳情載於財務報表附註30。

Neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's listed shares during the year ended 31 December 2001.

截至二零零一年十二月三十一日止年度，本公司及附屬公司概無購入、出售或贖回任何本公司之上市股份。

There is no provision for pre-emptive rights under the Company's articles of association and there is no restriction against such rights under the laws in the jurisdiction in which the listed issuer is incorporated or otherwise established.

本公司組織章程並無關於股本優先購買權之規定。在上市發行股份公司註冊或成立的地區的法律不存在對股本優先購買權的限制。

The directors who held office during the year and up to the date of this report are:

CHEN Xiao Shi *(Chairman)*
LIANG Wei Wen
LIANG Bao Ping
YE Zhen Wen
CHEN Hui
LIU Xi Bo*
ZHANG Xin Hua*
CHEN Yu Hang* (appointed on 16 August 2001)
NG Cheong Lam* (resigned on 2 January 2002)
LO Wing Sang, Vincent**
CHAN Wai Dune**
LAM Ming Yung**

* *Non-executive Directors*
** *Independent Non-executive Directors*

本年內及至本報告日之在職董事為：

陳小石（*董事長*）
梁偉文
梁保平
葉真文
陳輝
劉錫博*
張新華*
陳宇航*（於二零零一年八月十六日委任）
伍暢林*（於二零零二年一月二日告退）
羅榮生**
陳維端**
林明勇**

* *非執行董事*
** *獨立非執行董事*

(Expressed in Hong Kong dollars)

In accordance with Article 91 of the Company's Articles of Association, Mr. Chan Wai Dune, Mr. Zhang Xin Hua and Mr. Chen Hui retire by rotation and both, being eligible, offer themselves for re-election at the forthcoming Annual General Meeting.

Non-executive directors are subject to retirement by rotation in accordance with the above clause.

DIRECTORS' SERVICE CONTRACTS

No director has an unexpired service contract which is not determinable by the Company or any of its subsidiaries within one year without payment of compensation, other than statutory obligation.

DIRECTORS' INTEREST IN SECURITIES

As at 31 December 2001, the interests of the directors of the Company in the equity or debt securities of the Company and its associated corporations (within the meaning of the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance")) as recorded in the register required to be kept pursuant to Section 29 of the SDI Ordinance or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to Section 28 of the SDI Ordinance and the Model Code for Securities Transactions by Directors of Listed Companies (the "Model Code") were as follows:

本公司組織章程第91條，陳維端先生、張新華先生及陳輝先生輪值告退，彼等則以其符合資格願意在將至之股東周年大會應選連任。

根據以上條款，非執行董事均須輪值告退。

董事服務合約

概無董事與本公司或其任何附屬公司簽訂除支付賠償(法定賠償除外)外不能於一年內終止之服務合約。

董事之股本證券

於二零零一年十二月三十一日，本公司董事於本公司及其附屬公司之股本證券中擁有權益，而該等權益為須根據披露權益條例第29條通知本公司及香港聯合交易所有限公司，或根據公開權益條例第28條記錄於該條例所指之登記冊上、或根據香港上市規則上市公司董事進行證券交易之標準守則通知本公司及香港聯合交易所有限公司。其詳情如下：

		Number of shares held 持有之股份證券數目		
Director 董事		Personal interests 個人權益	Family interests 家族權益	Corporate interests 公司權益
Chen Xiao Shi	陳小石	2,800,000	—	—
Liang Wei Wen	梁偉文	2,100,000	—	—
Liang Bao Ping	梁保平	1,000,000	—	—
Ye Zhen Wen	葉真文	500,000	—	—
Zhang Xin Hua	張新華	2,100,000	—	—
Chen Hui	陳輝	1,000,000	—	—

As at 31 December 2001, the register of substantial shareholders maintained under Section 16(1) of the SDI Ordinance showed that, other than the interest disclosed above in respect of certain directors, the following shareholders had a beneficial interest of 10% or more in the Company:

於二零零一年十二月三十一日，根據證券公開權益條例第16(1)條規定而設立的主要股東名冊資料顯示，除上文所披露若干董事之權益外，下列股東持有本公司已發行股本10%或以上之權益：

Name of shareholder 名稱		Number of shares held 股數	Percentage of shareholding 持股份比例
Guangzhou International Trust and Investment Corporation ("GZITIC")	廣州國際信托投資公司(「廣州信托」)	670,076,808*	48.5%
Guangzhou Baiyun Agriculture Industry & Commerce Corporation	廣州國營白雲農工商聯合公司	162,960,000	11.8%

* *590,076,808 shares were pledged as share mortgage in exchange for a loan facility of US$20,000,000 to GZITIC and were registered under the name of Bright Asia Assets Ltd., a nominee shareholder of the lender.*

* *其中590,076,808股已被廣州信托作為股權抵押，以取得向廣州信托提供的20,000,000美元的貸款額度，並登記於債權人之名義股東Bright Asia Assets Ltd.以下。*

The Company has a share option scheme under which it may grant options to executive directors and employees of the Group to subscribe for shares in the Company. Details of the scheme are set out in Note 30 to the financial statements. The share options held by and granted to the Company's directors during the year are as follows:

本公司設有優先認股權計劃，據經本集團之董事及僱員可獲授認股權，以認購本公司之股份。該優先認股權計劃之詳情載於財務報表附註30。本年度由本公司董事持有及獲授之認股權如下：

Name of director 董事		Date of grant 授予日期	Exercise period 行使期間	Exercise price per share 每股行使價格	Number of share options 認股權數目 Outstanding at 1/1/2001 年初餘額	Granted during the year 本年授予	Exercised during the year 本年行使	Lapsed/ cancelled during the year 本年失效／取消	Outstanding at 31/12/2001 年末餘額
Mr. Chen Xiao Shi	陳小石	5/7/2000	5/7/2000-4/7/2010	$0.211	2,800,000	—	2,800,000	—	—
Mr. Liang Wei Wen	梁偉文	5/7/2000	5/7/2000-4/7/2010	$0.211	2,100,000	—	2,100,000	—	—
Ms. Liang Bao Ping	梁保平	5/7/2000	5/7/2000-4/7/2010	$0.211	1,000,000	—	1,000,000	—	—
Ms. Ye Zhen Wen	葉真文	5/7/2000	5/7/2000-4/7/2010	$0.211	1,000,000	—	1,000,000	—	—
Mr. Chen Hui	陳輝	5/7/2000	5/7/2000-4/7/2010	$0.211	1,000,000	—	1,000,000	—	—
Mr. Liu Xi Bo	劉錫博	30/9/1997	30/9/1997-30/9/2007	$0.930	1,000,000	—	—	—	1,000,000
		17/2/2000	17/2/2000-17/2/2010	$0.244	2,000,000	—	2,000,000	—	—
		5/7/2000	5/7/2000-4/7/2010	$0.211	1,000,000	—	1,000,000	—	—
Mr. Zhang Xin Hua	張新華	30/9/1997	30/9/1997-30/9/2007	$0.930	800,000	—	—	—	800,000
		5/7/2000	5/7/2000-4/7/2010	$0.211	2,100,000	—	2,100,000	—	—
Mr. Ng Cheong Lam	伍錫林	30/9/1997	30/9/1997-30/9/2007	$0.930	1,000,000	—	—	—	1,000,000
		17/2/2000	17/2/2000-17/2/2010	$0.244	2,000,000	—	2,000,000	—	—
		5/7/2000	5/7/2000-4/7/2010	$0.211	1,000,000	—	1,000,000	—	—
Mr. Lo Wing Sang, Vincent	羅榮生	17/2/2000	17/2/2000-17/2/2010	$0.244	2,000,000	—	—	—	2,000,000
		5/7/2000	5/7/2000-4/7/2010	$0.211	1,000,000	—	—	—	1,000,000
Mr. Chan Wai Dune	陳維端	17/2/2000	17/2/2000-17/2/2010	$0.244	2,000,000	—	—	—	2,000,000
		5/7/2000	5/7/2000-4/7/2010	$0.211	1,000,000	—	—	—	1,000,000
Mr. Lam Ming Yung	林明勇	17/2/2000	17/2/2000-17/2/2010	$0.244	2,000,000	—	2,000,000	—	—
		5/7/2000	5/7/2000-4/7/2010	$0.211	1,000,000	—	1,000,000	—	—

(Expressed in Hong Kong dollars)

Save as disclosed above, the Company has no notice of any interest to be recorded under Section 29 of the SDI Ordinance as at 31 December 2001.

Other than as disclosed above, at no time during the year was the Company, fellow subsidiaries or holding company, a party to any arrangements to enable any of the Company's directors to acquire benefits by means of the acquisition of shares in, or debt securities (including debentures) of, the Company or any other body corporate, and none of the directors, their spouses or their children reached the age of 18 had any right of subscription for the securities of the Company, or had exercised any such right during the year.

DIRECTORS' INTERESTS IN CONTRACTS OF SIGNIFICANCE

No contracts of significance in relation to the Group's business to which the Company or any of its subsidiaries was a party and in which any directors or members of the management of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

DIRECTORS' INTERESTS IN COMPETING BUSINESS

At 31 December 2001, none of the directors of the Company have interest in competing businesses required to be disclosed pursuant to Rule 8.10 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules").

MANAGEMENT CONTRACTS

No contracts concerning the management and administration of the company were entered into or existed during the year.

PENSION SCHEME, PERSONNEL AND PAYROLL

The Group employed approximately 3,100 full time staff (2000: 2,500 staff) in Hong Kong and in the PRC. Total salaries, wages (including full time and temporary staff), bonuses and pension contribution for the year amounted to approximately $92,285,000 (2000: $84,908,000).

Particulars of the Pension Scheme of the Group are set out in Note 36 to the accompanying financial statements.

除以上披露外，本公司於二零零一年十二月三十一日並無接獲知會有任何其他依據權益條例第29要可能要須予記錄之權益。

除上述外，於本年度任何時間內，本公司或其附屬公司並無簽訂任何安排，致令本公司之董事可藉購買本公司或任何其他法人團體之股份或債務證券而獲益。於本年度內，亦並無任何董事及其配偶或年屆18歲之子女有權認購本公司證券，或行使該等任何權力。

董事之合約權益

於年終或本年度任何時間，概無任何由本公司或其附屬公司就本集團之業務而訂立，且本公司之董事或管理層成員在其中擁有直接或間接重大權益之重大合約。

董事於競爭業務中之權益

根據香港聯合交易所有限公司的上市規則(「上市規則」)第8.10條的披露要求，於二零零一年十二月三十一日，本公司並無董事於競爭業務持有權益。

管理合約

本公司本年度並無訂立或存在任何有關行政管理之合約。

退休計劃、員工及薪俸

本集團於香港及中國共聘用約3,100名全職員工(二零零零年：2,500名)，本年內本集團的薪金、工資(包括全職及臨時員工)、花紅及退休金支出約為92,285,000元(二零零零年：84,908,000元)。

本集團之公積金計劃詳情載於財務報表附註36。

Details of the Company's subsidiaries and associates as at 31 December 2001 are set out in Notes 15 and 16 respectively, to the financial statements.

於二零零一年十二月三十一日，本公司之附屬公司及聯營公司詳情分別載於財務報表附註15及16。

During the year, the Group acquired certain plant and equipment amounting to $45,700,000 to expand its production capacity for manufacturing of household electrical appliances. Other details of the movement in fixed assets and investment properties are set out in Notes 12 and 13 respectively, to the financial statements.

於本年度本集團購買了價值為45,700,000元的廠房和設備，用於提高家用電器的生產能力。其他固定資產及投資物業變動詳情載於財務報表附註12及13。

Particulars of bank loans and other borrowings of the Company and the Group as at 31 December 2001 are set out in Notes 25 and 26 to the financial statements respectively.

於二零零一年十二月三十一日，本集團及本公司之銀行貸款及其他借款詳情分別載於財務報表附註25和26。

Details of the Group's contingent liabilities as at 31 December 2001 are set out in Note 37 to the financial statements.

於二零零一年十二月三十一日，本集團之或然負債詳情載於財務報表附註37。

The related party transactions disclosed in Note 31 to the financial statements constituted the connected transactions under Chapter 14 of the Listing Rules.

The independent non-executive directors of the Company have reviewed the above transactions and confirmed that the above transactions (during the period(s) where they constituted connected transactions under the Listing Rules, where applicable):

(a) have been entered into by the Group in the ordinary course of its business;

(b) have been entered into (i) on normal commercial terms or (ii) on terms that are fair and reasonable so far as the shareholders of the Company are concerned; and

(c) have been entered into either (i) in accordance with the terms of the agreements governing such transactions or (ii) (where there is no such agreement) on terms no less favorable to the Group than terms available to third parties.

財務報表附註31披露的關聯方交易乃上市規則第14章所規定之關聯交易。

本公司之獨立非執行董事已審閱上述之交易，並確定上述交易(於該等期間，根據上市規則構成關聯交易，如適用)：

(a) 乃於本集團之正常業務營運中由本集團簽訂；

(b) 乃按(i)正常商業條款或(ii)在涉及本公司股東而言，條款屬公平而合理；及

(c) 簽訂乃按(i)符合監察該等交易之協議條款或(ii)(如並未有該等協議)條款並無對本集團有劣於對其他第三者之條件。

With regard to the connected transactions of the Company referred to above, the Company confirms that to the extent required under Chapter 14 of the Listing Rules:

(i) it has set out the requisite details in this annual report; and/or

(ii) details of such transactions have been published in previous announcements in certain newspapers in Hong Kong; and/or

(iii) such transactions have already been approved by the independent shareholders of the Company at shareholders' meeting of the Company; and/or

(iv) such transactions are subject to the waivers from compliance with relevant connected transactions requirements previously granted by The Stock Exchange of Hong Kong Limited.

FIVE YEAR SUMMARY

A summary of the results and of the assets and liabilities of the Group for the last five financial years is set out on pages 79 to 80 of this report.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

The Company has complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules throughout the year covered by the annual report except that independent non-executive directors are not appointed for a specific term as they are subject to retirement by rotation and re-election at the Annual General Meeting of the Company in accordance with the provisions of the Company's Articles of Association.

就上述本公司之關連交易而言，本公司確認已根據上市規則第14章之規定作出下列事項：

(i) 已於本年報內載述必要之詳情；及／或

(ii) 該等交易詳情已刊登於早前在香港若干報章之公佈；及／或

(iii) 該等交易已獲本公司獨立股東於股東大會上批准；及／或

(iv) 該等交易早前獲香港聯合交易所有限公司豁免遵守有關關連交易之規定。

五年財務概要

本集團過往5年之業績、資產及負債之概要載於本報告第79至80頁。

最佳應用守則

除獨立非執行董事因須按本公司之組織章程輪值告退及在股東周年大會應選連任而其任期無固定期限外，本公司於年內已遵守上市規則附錄14所載列之最佳應用守則。

The financial statements have been audited by Arthur Andersen & Co.

本年度之財務報表已經安達信公司審核。

The register of members will be closed from 10 June 2002 to 13 June 2002, both days inclusive, during which period no transfers of shares will be effected. Central Registration Hong Kong Limited is the Company's Registrar for registration and is located at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

本公司將於二零零二年六月十日至二零零二年六月十三日期間（包括首尾兩日）暫停辦理股份過戶登記手續。本公司之股份過戶登記處為香港中央證券登記有限公司，地址為香港皇后大道東一百八十三號合和中心十七樓。

On behalf of the Board of Directors

承董事會命

Chen Xiao Shi
Chairman

董事長
陳小石

Hong Kong,
10 April 2002

香港，
二零零二年四月十日

ANDERSEN

Arthur Andersen & Co
21st Floor Edinburgh Tower
The Landmark
15 Queen's Road Central
Hong Kong

TO THE SHAREHOLDERS OF
GZITIC HUALING HOLDINGS LIMITED
(Incorporated in Hong Kong with limited liability)

We have audited the financial statements on pages 30 to 78 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's and the group's circumstances, consistently applied and adequately disclosed.

致國信華凌集團有限公司列位股東
(於香港註冊成立之有限公司)

我們已完成審核刊於第30頁至78頁按照香港公認會計準則編製的財務報表。

董事及核數師各自的責任

編制真實與公平之財務報表乃　貴公司董事之責任。在編製該等財務報表時，董事必須貫徹採用合適的會計政策。

我們的責任是根據我們的審核工作之結果，就該等報表提出獨立意見，並向股東報告。

意見的基礎

我們已按照香港會計師公會頒佈的《核數準則》進行審核工作。審核範圍包括以抽查方式查核與財務報表內所載數額及披露事項有關的憑證，亦包括評估董事於編製該等財務報表時所作的重大估計和判斷、所釐定的會計政策是否適合　貴公司及　貴集團的具體情況，並有否貫徹運用和足夠披露該等會計政策。

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

我們在策劃和進行審核工作時，均以取得一切我們認為必需的資料及解釋為目標，使我們能獲得充分的憑證，就該等財務報表是否存有重大的錯誤陳述，作合理的確定。在作出意見時，我們亦已衡量該等財務報表所載資料在整體上是否足夠。我們相信我們的審核工作已為下列意見建立合理的基礎。

In our opinion the financial statements give a true and fair view of the state of affairs of the company and the group as at 31 December 2001 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirement of the Hong Kong Companies Ordinance.

我們認為，該等財務報表真實而公允地反映 貴公司及 貴集團於二零零一年十二月三十一日的財務狀況及 貴集團截至該日止年度的利潤及現金流量，並已按照香港公司條例之披露規定適當編製。

ARTHUR ANDERSEN & CO
Certified Public Accountants

Hong Kong,
10 April 2002

安達信公司
執業會計師

香港，
二零零二年四月十日

Consolidated Income Statement

For the year ended 31 December 2001
(Expressed in Hong Kong dollars)

綜合利潤表

截至二零零一年十二月三十一日止年度
（以港幣為單位）

		Note 附註	2001 $'000 千元	2000 $'000 千元 (Note 38) （附註38）
Turnover	營業額	3	**1,650,988**	1,815,247
Cost of sales	產品銷售成本		**(1,216,590)**	(1,342,884)
Gross profit	產品銷售毛利		**434,398**	472,363
Other revenue	其他業務收入	4	**32,848**	28,597
Distribution costs	銷售費用		**(244,776)**	(217,707)
Administrative expenses	管理費用		**(149,327)**	(149,235)
Profit from operating activities	經營利潤		**73,143**	134,018
Finance cost	財務費用	7	**(36,613)**	(35,356)
Share of profits (losses) of associates	應佔聯營公司利潤（虧損）		**70**	(1,742)
Profit before tax	稅前利潤	5	**36,600**	96,920
Taxation	稅項	8	**(13,689)**	(895)
Profit after tax	稅後利潤		**22,911**	96,025
Minority interests	少數股東權益		**(12,152)**	(5,636)
Profit attributable to shareholders	股東應佔利潤	9	**10,759**	90,389
Earnings per share - basic and diluted	每股盈利－基本及攤薄	11	**0.8cents**	7.7cents

綜合資產負債表

於二零零一年十二月三十一日
（以港幣為單位）

		Note 附註	2001 $'000 千元	2000 $'000 千元 (Note 38) (附註38)
Non-current assets	**非流動資產**			
Fixed assets, net	固定資產淨值	12	**570,948**	460,401
Investment properties	投資物業	13	**168,000**	181,000
Construction-in-progress	在建工程	14	**12,042**	67,561
Investments in associates	於聯營公司之投資	16	**25,596**	22,994
Intangible assets, net	無形資產淨值	17	**21,877**	7,787
Other non-current assets	其他非流動資產		**1,577**	17,781
			800,040	757,524
Current assets	**流動資產**			
Inventories, net	存貨淨值	18	**635,241**	626,971
Accounts receivable, net	應收賬款淨值	19	**300,874**	201,263
Due from the ultimate holding company	應收最終控股公司		**—**	13,447
Due from related companies	應收關聯公司	20	**3,117**	295
Prepayments and other current assets	預付賬款及其他流動資產		**84,078**	99,147
Pledged bank deposits	已抵押銀行存款		**—**	23,178
Cash and bank deposits	現金及銀行存款		**187,039**	171,367
			1,210,349	1,135,668
Current liabilities	**流動負債**			
Provision for staff welfare and bonus	應付僱員福利		**15,155**	13,276
Due to related companies	應付關聯公司	21	**20,174**	14,032
Taxes payable	應付稅金	22	**28,515**	61,600
Accounts payable	應付賬款	23	**451,900**	423,343
Accruals and other liabilities	預提費用及其他負債	24	**213,799**	220,434
Short-term bank loans	短期銀行貸款	25	**518,574**	457,430
Other short-term borrowing	其他短期借款	26	**30,000**	—
			1,278,117	1,190,115
Net current liabilities	**流動負債淨值**		**67,768**	54,447
Total assets less current liabilities	**總資產減流動負債**		**732,272**	703,077

Consolidated Balance Sheet

綜合資產負債表

As at 31 December 2001
(Expressed in Hong Kong dollars)

於二零零一年十二月三十一日
（以港幣為單位）

		Note 附註	**2001 $'000 千元**	2000 $'000 千元 (Note 38) (附註38)
Non-current liabilities	**非流動負債**			
Long-term bank loans	長期銀行貸款	25	**16,500**	82,972
			16,500	82,972
Net assets before minority interests	少數股東權益前之資產淨值		**715,772**	620,105
Minority interests	**少數股東權益**		**34,095**	19,019
Net assets	**資產淨值**		**681,677**	601,086
Representing:	**資金來源：**			
Share capital	股本	28	**138,052**	117,906
Reserves	儲備	29	**543,625**	483,180
			681,677	601,086

Approved by the Board of Directors on 10 April 2002 and signed on behalf of the Board by

經董事會於二零零二年四月十日批准及承董事會命簽名

Chen Xiao Shi
Director

Liang Wei Wen
Director

陳小石
董事

梁偉文
董事

[illegible]

資產負債表

於二零零一年十二月三十一日
（以港幣為單位）

		Note 附註	2001 $'000 千元	2000 $'000 千元 (Note 38) （附註38）
Non-current assets	**非流動資產**			
Fixed assets, net	固定資產淨值	12	**714**	825
Investments in subsidiaries	於附屬公司之投資	15	**18,180**	20,997
			18,894	21,822
Current assets	**流動資產**			
Due from the ultimate holding company	應收最終控股公司		**—**	13,447
Due from subsidiaries	應收附屬公司	15	**603,563**	523,668
Due from related companies	應收關聯公司	20	**41**	35
Prepayments and other current assets	預付賬款及其他流動資產		**467**	477
Cash and bank deposits	現金及銀行存款		**43,318**	1,725
			647,389	539,352
Current liabilities	**流動負債**			
Provision for staff welfare and bonus	應付僱員福利		**5,508**	—
Due to related companies	應付關聯公司	21	**2,510**	2,510
Accrual and other liabilities	預提費用及其他負債		**1,579**	1,692
Other short-term borrowing	其他短期借款	26	**30,000**	—
			39,597	4,202
Net current assets	**流動資產淨值**		**607,792**	535,150
Net assets	**資產淨值**		**626,686**	556,972
Representing:	**資金來源：**			
Share capital	股本	28	**138,052**	117,906
Reserves	儲備	29	**488,634**	439,066
			626,686	556,972

Approved by the Board of Directors on 10 April 2002 and signed on behalf of the Board by

經董事會於二零零二年四月十日批准及承董事會命簽名

Chen Xiao Shi *Director*	Liang Wei Wen *Director*	陳小石 董事	梁偉文 董事

Consolidated Statement of Recognised Gains and Losses

綜合已確認收益及虧損表

For the year ended 31 December 2001
(Expressed in Hong Kong dollars)

截至二零零一年十二月三十一日止年度
（以港幣為單位）

		Note *附註*	**2001** **$'000** 千元	2000 $'000 千元
Deficit on revaluation of investment properties	投資物業重估減值	13,29	**(13,000)**	—
Share of post-acquisition reserves of associates	應佔聯營公司之儲備		**—**	471
Exchange differences on translation of the financial statements of foreign entities	滙兌差額		**—**	1,048
(Losses) gains not recognised in the consolidated income statement	綜合利潤表未確認之（虧損）收益		**(13,000)**	1,519
Profit attributable to shareholders	股東應佔利潤		**10,759**	90,389
Total recognised gains and losses	已確認（虧損）收益總額		**(2,241)**	91,908

		Note 附註	2001 $'000 千元	2000 $'000 千元 (Note 38) (附註38)
Net cash inflow from operating activities	營業運作所得之淨現金流入	32a	**81,739**	308,799
Returns on investments and servicing of finance	投資回報及融資費用			
Interest received	已收利息		**9,428**	1,560
Interest paid	已付利息		**(43,281)**	(38,709)
Net cash outflow from returns on investments and servicing of finance	投資回報及融資費用之淨現金流出		**(33,853)**	(37,149)
Taxation	稅項			
Overseas tax paid	已繳海外稅項		**(46,785)**	(273)
Investing activities	投資業務			
Purchases of fixed assets	購置固定資產		**(45,689)**	(93,379)
(Increase) decrease in construction-in-progress	在建工程(增加)減少		**(75,979)**	(33,459)
Increase in intangible assets	無形資產增加		**(8,949)**	(7,870)
Decrease (increase) in other non-current assets	其他長期資產減少(增加)		**16,204**	(3,568)
Acquisition of subsidiary	收購附屬公司	32b	**834**	(41,246)
Increase in investments in associates	增加投資於聯營公司		**(2,532)**	(1,016)
Decrease (increase) in pledged bank deposits	已抵押銀行存款減少(增加)		**23,178**	(23,178)
Net cash outflow from investing activities	投資業務之淨現金流出		**(92,933)**	(203,716)
Net cash (outflow) inflow before financing	融資項目前之淨現金(流出)流入		**(91,832)**	67,661
Financing	融資項目	32c		
Proceeds from issue of ordinary shares	發行普通股所得收入		**82,832**	912
New bank loans	新增銀行貸款		**61,144**	82,972
Other short-term borrowing	其他短期貸款		**30,000**	—
Repayment of bank loans	償還之銀行貸款		**(66,472)**	(64,935)
Net cash inflow from financing	融資項目現金淨流入		**107,504**	18,949
Increase in cash and cash equivalents	現金及現金等價物增加		**15,672**	86,610
Cash and cash equivalents, beginning of year	年初現金及現金等價物		**171,367**	84,757
Cash and cash equivalents, end of year	年末現金及現金等價物		**187,039**	171,367

(Expressed in Hong Kong dollars unless otherwise stated)

1. ORGANISATION AND OPERATIONS

GZITIC Hualing Holdings Limited (the "Company") was incorporated in Hong Kong on 23 December 1992, and its shares are listed on The Stock Exchange of Hong Kong Limited.

The Company is an investment holding company. The Company and its subsidiaries (hereinafter collectively referred to as the "Group") are principally engaged in the manufacture and sale of household electrical appliances, which include refrigerators, air-conditioners and mini-refrigerators.

The directors of the Company consider Guangzhou International Trust and Investment Corporation ("GZITIC"), a company incorporated in the People's Republic of China (the "PRC"), to be the ultimate holding company.

2. PRINCIPAL ACCOUNTING POLICIES

a. Adoption of new/revised Statements of Standard Accounting Practice

Effective from 1 January 2001, the Group has adopted, for the first time, the following Statements of Standard Accounting Practice ("SSAPs") issued by the Hong Kong Society of Accountants:

SSAP9 (revised)	Event after the balance sheet date
SSAP14 (revised)	Leases
SSAP17 (revised)	Property, plant and equipment
SSAP18 (revised)	Revenue
SSAP26	Segment reporting
SSAP28	Provisions, contingent liabilities and contingent assets
SSAP29	Intangible assets
SSAP30	Business combination
SSAP31	Impairment of assets
SSAP32	Consolidated financial statements and accounting for investments in subsidiaries

The Group has disclosed segment information in Note 34 to the financial statements. Except for this change, the adoption of the above new/revised SSAPs has no material effect on amounts reported in prior year.

1. 組織和業務

國信華凌集團有限公司(「本公司」)於一九九二年十二月二十三日於香港註冊成立，其股份於香港聯合交易所有限公司上市。

本公司為一間投資控股公司。本公司及其各附屬公司(以下統稱「本集團」)之主要業務為生產及銷售家庭電器，包括冰箱、空調機及小型冰箱。

本公司董事認為廣州國際信託投資公司(「廣州信託」)，一間於中華人民共和國(「中國」)成立的公司為本公司的最終控股公司。

2. 主要會計政策

a. 採用新／修訂會計實務準則

自二零零一年一月一日起，本集團首次採納香港會計師公會頒佈之以下會計實務準則(「準則」)：

準則第9條(經修訂)	資產負債表日後事項
準則第14條(經修訂)	租賃
準則第17條(經修訂)	物業、廠房和設備
準則第18條(經修訂)	收入
準則第26條	分部報告
準則第28條	撥備、或然負債和或然資產
準則第29條	無形資產
準則第30條	企業合併
準則第31條	資產減值
準則第32條	綜合財務報表及於附屬公司投資之會計處理

本集團於財務報表附註34披露了分部報告。除該變更外，採用新／修訂準則對以前年度報告的數字無重大影響。

b. **Basis of presentation**

The financial statements are prepared under historical cost convention as modified by the revaluation of investment properties, and in accordance with the Statements of Standard Accounting Practice issued by the Hong Kong Society of Accountants, accounting principles generally accepted in Hong Kong ("HK GAAP"), the disclosure requirements of the Companies Ordinance and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. This basis of accounting differs from that used in the financial statements of the group companies not incorporated in Hong Kong, which are prepared in accordance with the accounting standards of their respective countries. Adjustments have been made to these financial statements for compliance with HK GAAP.

c. **Basis of consolidation**

The consolidated financial statements of the Group include the accounts of the GZITIC Hualing Holdings Limited and the enterprises that it controls. This control is normally evidenced when the Group has the power to govern the financial and operating policies of an enterprise so as to benefit from its activities. The results of subsidiaries acquired or disposed of during the year are consolidated from or to their effective dates of acquisition or disposal. The equity and net income attributable to minority shareholders' interests are shown separately in the Group's balance sheet and income statement, respectively.

Significant intra-group transactions and balances have been eliminated on consolidation. Consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances.

In the Company's financial statements, investments in subsidiaries are carried at cost less any accumulated impairment losses. The results of the subsidiaries are included in the income statement to the extent of dividends received and receivable.

b. **呈報基準**

本會計報表使用歷史成本法編製，並就投資物業之重估值進行調整。本財務報表是按照香港會計師公會頒佈的會計實務準則及香港公認會計準則、公司條例的披露要求及香港聯合交易所有限公司證券上市規則而編製。此會計基準與於香港以外地點註冊成立的集團公司的財務報表所採用者不同，其財務報表乃按照當地的會計準則而編製。因此有關的財務報表已被適當地調整以符合香港公認會計準則。

c. **綜合賬目基準**

本集團的綜合財務報表包括國信華凌集團有限公司及其所控制的公司之賬目。控制是指本公司能控制其公司之財務和經營決策，並藉此從該公司的經營活動中獲取利益的權力。附屬公司之業績，只分別自其收購生效日起或至出售生效日止計入本年度之綜合利潤表內，歸屬於少數股東權益的權益和淨收入分別於本集團之綜合資產負債表和綜合利潤表中單獨列示。

編製綜合財務報表時，集團間的重大結餘及交易均予以抵銷。編製綜合財務報表時，對於類似交易，或類似情況下發生其它事件，均採用統一的會計政策。

在本公司的財務報表中，於附屬公司投資以成本減累計減值損失入賬。附屬公司的業績以應收和已收股息為限計入利潤表。

2. PRINCIPAL ACCOUNTING POLICIES (Cont'd)

d. Turnover

Turnover represents the gross invoiced sales, net of discounts and returns.

e. Revenue recognition

Provided it is probable that the economic benefits associated with a transaction will flow to the Group and the revenue and costs, if applicable, can be measured reliably, turnover and other revenues are recognised on the following basis:

(i) Sale of goods

Sale of goods is recognised when the significant risks and rewards of ownership of the goods have been transferred to customers.

(ii) Interest income

Interest income from bank deposits is recognised on a time proportion basis that takes into account the effective yield on the assets.

(iii) Rental income

Rental income under operating leases is recognised on a straight-line basis over the period of the relevant leases.

2. 主要會計政策(續)

d. 營業額

營業額指已售貨品之發票價值扣除折扣及退貨後之淨額。

e. 收入之確認

倘若與交易相聯繫之經濟利益很可能流入本集團，並且收入的金額及交易中發生的成本能夠可靠地計量時，按以下基準確認收入：

(i) 貨品銷售收入

貨品銷售收入於將貨品所有權的主要風險和報酬移交客戶時確認。

(ii) 利息收入

銀行存款利息收入根據存款期按存款餘額及其相應利息率以時間比例基準計算。

(iii) 租賃收入

經營租賃之收入按直線法於有關租賃期間確認。

f. Fixed assets and depreciation

Fixed assets, other than investment properties, are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the fixed assets have been put into operation, such as repairs and maintenance and overhaul costs, are normally charged to the consolidated income statement in the period in which they are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of the fixed assets, the expenditures are capitalised as additional costs of the fixed asset.

Depreciation is calculated on the straight-line basis at annual rates estimated to write off the cost, after taking into account of the estimated residual value of 10%, of each asset over its expected useful life. The expected useful lives are as follows:

Land use rights	50 years
Buildings	10 - 20 years
Plant and machinery	10 - 20 years
Furniture, fixtures and electronic equipment	5 years
Motor vehicles	5 years
Moulds and other equipment	2 - 5 years

The costs incurred in the acquisition of land use rights in the PRC are amortised over the duration of the land use rights which is approximately 50 years.

When assets are sold or retired, their cost and accumulated depreciation are eliminated from the accounts and any gain or loss resulting from their disposal is included in the consolidated income statement.

The useful lives of assets and depreciation method are reviewed periodically.

f. 固定資產及折舊

除投資物業外，固定資產按成本值減累計折舊及累計減值損失入賬。資產之原值包括購買價及使資產達致運作狀況及運往現址作擬定用途之直接成本。在固定資產投入運作後產生之支出，如維修保養及經常費用等，一般均費用發生時於綜合利潤表中扣除。倘當時之情況清楚顯示該項支出導致未來因使用該項固定資產而獲得之經濟效益增加，則將該項支出撥作固定資產之額外成本。

固定資產折舊乃按估計可使用期限，並扣除固定資產的殘值(10%)後以直線法撇銷其成本。各項資產之估計可使用年限如下：

土地使用權	50年
樓宇	10-20年
廠房及機器	10-20年
家俬、裝置及電子設備	5年
汽車	5年
模具及其他設備	2-5年

於中國購入土地使用權之成本乃按土地使用權之年期攤銷，有關年期約為50年。

當資產售出或停用時，其成本及累計折舊從賬目中撇銷，出售資產所發生之盈利或虧損，計入綜合利潤表內。

對資產的使用年限和折舊方法定期予以覆核。

g. Investment properties

Investment properties are interests in buildings in respect of which construction work and development have been completed and which are held for their long-term investment potential.

Investment properties are stated at open market value determined every three years by independent valuers.

Increases in the carrying amount of investment properties are credited to the revaluation reserve in shareholders' equity. Decreases are first offset against increases on earlier valuations in the revaluation reserve, unless the total of this reserve is insufficient to cover a deficit on a portfolio basis, in which case the amount by which the deficit exceeds the total amount in the investment property revaluation reserve should be charged to the consolidated income statement. Where a deficit has previously been charged to the consolidated income statement and a revaluation surplus subsequently arises, this surplus should be credited to the consolidated income statement to the extent of the deficit previously charged.

Upon the disposal of an investment property, the realised portion of the revaluation reserve is credited to the consolidated income statement as part of the profit or loss on disposal of the investment property.

h. Construction-in-progress

Construction-in-progress represents plant and properties under construction and is stated at cost less accumulated impairment losses. This includes cost of construction, plant and equipment and other direct costs (plus borrowing costs which include interest charges and exchange differences arising from foreign currency borrowings used to finance these projects during the construction period, to the extent these are regarded as an adjustment to interest costs).

Construction-in-progress is not depreciated until such time as the assets are completed and ready for their intended use.

g. 投資物業

投資物業指因其長期投資潛力而持有之土地及樓宇權益，此等土地及樓宇的建築及開發已完成。

投資物業乃根據獨立專業估值師按每三年進行之估值釐定之的公開市值列賬。

投資物業賬面價值之增加貸記股東權益項下的物業價值重估儲備。賬面價值的減少首先沖減物業價值重估儲備中以前重估值的增加，但是，當該儲備不足以彌補該減值時，減值中大於投資物業價值重估儲備總額的部分計入當年綜合利潤表。如果以前在綜合利潤表中確認了減值而之後又發生了重估盈餘，則盈餘首先作為收益沖減以前確認的減值部分。

倘出售投資物業，與物業價值重估儲備有關的已變現部分計入綜合利潤表，以出售投資物業的收益或虧損列報。

h. 在建工程

在建工程指建造中的廠房和物業，在建工程按成本值減累計減值損失列賬。包括工地成本、廠房及設備及其他直接成本(加上借貸成本，包括於施工期間的利息費用及為該等項目所借之外幣借款所產生之滙兑差額，倘該等費用被視作利息成本的調整)。

於該等資產竣工並可投入使用前，概不就在建工程計提折舊。

i. Intangible assets

Intangible assets are measured initially at cost. Intangible assets are recognised if it is probable that the future economic benefits that are attributable to the asset will flow to the enterprise, and the cost of the asset can be measured reliably.

Internally generated intangible assets are charged against income in the period incurred except for development costs which comply with the following criteria:

- the product or process is clearly defined and the costs are separately identified and measured reliably;
- the technical feasibility of the product or process is demonstrated;
- the product or process will be sold or used in-house;
- a potential market exists for the product or process or its usefulness in the case of internal use is demonstrated; and
- adequate technical, financial and other resources required for completion of the product or process are available.

Subsequent expenditure on an intangible asset after its purchase or its completion is recognised as an expense when it is incurred unless it is probable that expenditure will enable the asset to generate future economic benefits in excess of its originally assessed standard of performance and can be measured and attributed to the asset reliably in which case it will be added to the cost of the intangible asset.

After initial recognition, intangible assets are measured at cost less accumulated amortisation and any accumulated impairment losses.

i. 無形資產

無形資產最初按成本計算。倘若預期與資產相關的應佔日後經濟利益將很可能流入企業，而資產成本能夠可靠地計算，無形資產則予以確認。

開發費用符合下述所有標準時，可確認為資產，而其餘自行研究及開發生成的無形資產在其發生的當期確認為費用：

- 產品或工序可以清楚的確定，而有關的費用可以單獨確認及計算；
- 產品或工序在技術上的可行性可以被證實；
- 企業打算銷售或者使用這種產品或工序；
- 這種產品或工序存在潛在市場，如果是為內部使用而不是出售，其對企業的有用性可以被證實；及
- 存在足夠的技術、財務及其他資源以完成此項目。

在無形資產被購入或開發完成後所產生的開支予發生時確認為費用，除非能夠清楚證明該等開支可以增加日後使用無形資產所帶來的經濟效益，則該等開支應作為該項固定資產的額外成本予以資本化。

無形資產被確認後，以其初始成本減去累計攤銷及累計損失列賬。

2. PRINCIPAL ACCOUNTING POLICIES (Cont'd)

i. Intangible assets (Cont'd)

Intangible assets are amortised on a straight-line basis over their estimated useful lives. The amortisation period and the amortisation method are reviewed annually at each financial year end. The estimated useful lives are as follows:

Taxi licences	20 years
Computer software	5 years

j. Associates

Investments in associates where significant influence is exercised by the Group are accounted for using the equity method in the consolidated financial statements, whereby the investment is initially recorded at cost and adjusted thereafter to recognise the Group's share of the post-acquisition profits or losses of the associates, distributions received from the associates and other necessary alterations in the Group's proportionate interest in the associates arising from changes in the equity of the associates that have not been included in the consolidated income statement and less any accumulated impairment losses. The Group's share of post-acquisition results of associates is included in the consolidated income statement.

In the Company's financial statements, investments in associates are carried at cost less any accumulated impairment losses. The results of the associates are included in the income statement to the extent of dividends received and receivable.

2. 主要會計政策(續)

i. 無形資產(續)

無形資產按其估計可使用年限以直線法攤銷。攤銷期間及攤銷方法於財政年度結束時審核。其估計可使用年限如下：

出租車執照	20年
電腦軟件	5年

j. 聯營公司

聯營公司乃本集團能夠對其發揮重大影響力之公司。於綜合財務報表中，於聯營公司之投資乃按權益法核算。於聯營公司投資首先按成本入賬，其後就本集團佔聯營公司之淨資產於收購後的變動作調整已確認集團應佔聯營公司之盈虧，聯營公司的利潤分配及其他不計入綜合利潤表中的聯營公司權益變動所引起的集團應佔聯營公司權益的變動並扣除任何累計減值損失。綜合利潤表反映本集團佔聯營公司之經營成果。

於本公司之財務報表中，於聯營公司之投資乃按賬面成本減累計減值損失列賬。聯營公司之業績於利潤表中以已收及應收之股息為限確認。

k. Goodwill

The excess of the cost of an acquisition over the Group's interest in the fair value of the net identifiable assets and liabilities acquired as at the date of the acquisition is recorded as goodwill and recognised as an asset in the consolidated balance sheet. With respect to investments in associates and interests in joint venture accounted for under the equity method of accounting, goodwill is included in the carrying amount of the investments. Goodwill is carried at cost less accumulated amortisation and accumulated impairment losses. Goodwill is amortised on a straight-line basis over its useful life of 10 years.

l. Inventories

Inventories are stated at the lower of cost and net realisable value. Cost, calculated on the weighted average basis, comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When inventories are sold, the carrying amount of those inventories is recognised as an expense in the period in which the related revenue is recognised. The amount of any write-down of inventories to net realisable value and all losses of inventories are recognised as an expense in the period in which the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realisable value, is recognised as a reduction in the amount of inventories recognised as an expense in the period in which the reversal occurs.

k. 商譽

收購成本高於本公司在收購當日所購買可辨認資產淨額之公平價值的部份確認為商譽，並在綜合資產負債表上反映為一項資產。就以權益法核算的於聯營公司及合營公司投資而言，商譽被包括在投資的賬面價值中。商譽以成本減累計攤銷及累計減值損失列賬。商譽在其估計可使用期限十年內以直線法攤銷。

l. 存貨

存貨乃按成本及可變現淨值兩者孰低值列賬。成本以加權平均法計算，包括採購成本、生產成本及將存貨運至現有地點及達致現狀所需之開支。可變現淨值乃按估計正常商業情況下售價減去其估計生產成本及有關估計銷售必須產生之費用。

當存貨已出售，該存貨之賬面值會在有關收益入賬期間，以支出入賬。將存貨撇減至可變現淨值之數額及所有存貨虧損則在撇減或虧損出現時以支出入賬。因可變現淨值增加而產生之存貨撇減撥回出現時，當作支出入賬之存貨金額減少而入賬。

2. PRINCIPAL ACCOUNTING POLICIES (Cont'd)

m. Impairment of assets

Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Whenever the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recognised in consolidated income statement for items of fixed assets and intangibles carried at cost and treated as a revaluation decrease for buildings that are carried at revalued amount to the extent that the impairment loss does not exceed the amount held in the revaluation surplus for that same building. The recoverable amount is the higher of an asset's net selling price and value in use. The net selling price is the amount obtainable from the sale of an asset in an arm's length transaction while value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. Recoverable amounts are estimated for individual assets or, if it is not possible, for the cash-generating unit. Reversal of impairment losses recognised in prior year is recorded when the impairment losses recognised for the asset no longer exist or has decreased. The reversal is recorded as income or as a revaluation increase.

n. Taxation

Individual companies comprising the Group provide for profits tax on the basis of their profits for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for profits tax purposes.

Deferred taxation is provided under the liability method, in respect of the timing differences between profit as computed for taxation purposes and profit as stated in the consolidated financial statements to the extent that it is probable that a liability or asset will crystalise.

2. 主要會計政策（續）

m. 資產減值

當情況發生變化令資產的賬面價值可能遭受損失時，要對資產的賬面金額加以覆核。當賬面價值超過其可收回金額時，對於以成本列賬的固定資產及無形資產，損減金額在綜合利潤表中確認，確認為費用的金額不超過以前的價值重估的金額。對於以重估價值列賬的資產，損減金額作為重估價值的減少，所確認的重估價值損減額不超過同一資產的重估價值增加額。可收回金額按淨售價與使用價值兩者孰高者確認。淨售價指以公平原則銷售資產所取得的收入，使用價值指由於持續使用該資產及使用年限結束後清理該資產所產生的可估量的未來現金流量的現值。可收回金額按單項資產估計，若該種估計不可行，則按現金產生單元估計。倘有證據顯示該項資產已確認的減值損失不再出現或已經減少，則轉回往年已確認的減值損失。資產損減轉回作為收入或作為重估升值列賬。

n. 稅項

組成集團的各公司的稅項根據財務報表所載的收入計算，並就毋須課稅或不得用於扣減所得稅的收入及支出項目作出調整。

遞延稅項是根據負債法就因課稅計算的溢利與綜合財務報表所列示的重大時差的撥備，若認為在可見將來不會產生任何負債或資產則無需撥備。

o. **Warranty**

Provision for warranty is accrued based on the estimated costs of fulfilling the total obligations, including handling and transportation costs. The costs are estimated by the directors based on historical experience and industry information. The assumptions used to estimate warranty accruals are evaluated periodically in light of actual experience.

p. **Operating leases**

Leases of assets under which substantially all the risks and rewards of ownership are retained by the lessor are classified as operating leases. Lease payments under an operating lease are recognised as an expense on a straight-line basis over the lease term.

q. **Borrowing costs**

Borrowing costs include interest charges and other costs incurred in connection with the borrowing of funds, including amortisation of discounts or premiums relating to borrowings, amortisation of ancillary costs incurred in connection with arranging borrowings and exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs.

Borrowing costs are expensed as incurred, except when they are directly attributable to the acquisition, construction or production of the property that necessarily takes a substantial period of time to prepare for its intended use in which case they are capitalised as part of the cost of that asset. Capitalisation of borrowing costs commences when expenditures for the asset and borrowing costs are being incurred and the activities to prepare the asset for its intended use are in progress. Borrowing costs are capitalised at the weighted average cost of the related borrowings until the asset is ready for its intended use. If the resulting carrying amount of the asset exceeds its recoverable amount, an impairment loss is recorded.

o. **產品保養準備**

產品保養準備乃根據估計履行全部責任之成本（包括處理及運輸成本）計算。上述成本乃由董事根據以往經驗及行業資料而估計，並定期按實際經驗重新評定應計提保養準備之假設。

p. **經營租賃**

經營租賃乃指資產擁有權之絕大部份風險及收益仍由出租公司承擔及享有之租賃。於租約年期內之租金支出乃以直線法列為費用。

q. **借貸成本**

借款費用包括利息費用及有關借款所產生的其他費用，其中包括攤銷借款的折讓或溢價及攤銷安排借款的附帶成本及外幣借款所產生之匯兌差額。若該等費用被視作利息成本的調整。

借款費用乃作費用支出列賬，但直接因收購、興建或製造長期在建工程並在必要的時期內使其達到使用狀態的資產而產生的借款利息將作為資產成本的一部分予以資本化。借款費用的資本化自資本支出及借款費用發生，為使相關資產達到其預定使用狀態前發生的相關借款的加權平均成本予以資本化。如果借款費用資本化後的資產賬面價值大於可收回價值，超出部分列作資產減值損失。

2. PRINCIPAL ACCOUNTING POLICIES (Cont'd)

r. Pension scheme

Contribution to pension schemes are charged to the consolidated income statement as incurred.

s. Cash and cash equivalents

Cash represents cash on hand and deposits with banks or other financial institutions which are repayable on demand.

Cash equivalents represent short-term, highly liquid investments which are readily convertible into known amounts of cash with original maturities of three months or less and that are subject to an insignificant risk of change in value.

t. Provisions

A provision is recognised when an enterprise has a present obligation, legal or constructive, as a result of a past event and it is probable (i.e. more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. Where the effect of the time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation.

u. Contingencies

Contingent liabilities are not recognised in the financial statements. They are disclosed unless the possibility of any outflow in settlement is remote. A contingent asset is not recognised in the financial statements but disclosed when an inflow of economic benefits is probable.

2. 主要會計政策(續)

r. 退休金計劃

支付給退休金計劃的養老保險費用在計提時記入當期損益。

s. 現金和現金等價物

現金指持有的現金及於銀行或其他金融機構的活期存款或其他能即時支付的存款。

現金等價物指短期高流通性投資、能於取得日起三個月內轉換為已知數額現金、且價值變動風險很小的投資。

t. 撥備

當企業因過去事項而承擔一項現時的法定或推定義務，結算該義務很可能要求含經濟利益的資源流出企業且該義務的金額可以可靠地估計時，撥備才可被確認。撥備應在每個資產負債表日加以覆核及調整以反映當前最佳的估計。如果貨幣時間價值的影響重大，撥備的數額應是結算義務預期所要求支出的現值。

u. 或然事項

財務報表中並未確認任何或然負債。除非體現經濟利益的資本流出的可能性較低，否則或然負債需予以披露。或然資產不會被確認，但當經濟利益很可能流入時則或然資產需予應在財務報表中披露。

v. Foreign currency

(i) Foreign currency transactions

Individual companies comprising the Group maintain their books and records in the primary currencies of their respective operations ("functional currencies"). Transactions in other currencies are translated into the reporting currency at exchange rates prevailing at the time of the transactions. Monetary assets and liabilities denominated in other currencies at the balance sheet date are re-translated at exchange rates prevailing at that date. All exchange differences, other than those capitalised as a component of borrowing costs, are recognised in the consolidated income statement in the period in which they arise.

(ii) Foreign entities

The majority of foreign consolidated subsidiaries are regarded as foreign entities since they are financially, economically and organisationally autonomous. Their reporting currencies are the respective local currencies. Financial statements of foreign consolidated subsidiaries are translated at year-end exchange rates with respect to the balance sheet, and at an average rate for the year with respect to the income statement. All resulting translation differences are included in the translation reserve included in equity.

Exchange differences on transactions which hedge the Group's net investment in a foreign entity are charged or credited directly to the translation reserve in equity.

v. 外幣

(i) 外幣交易

組成本集團的各個公司以其各自經營所用之主要貨幣為記賬本位幣（「記賬本位幣」）。年內以非記賬本位幣計價的交易按交易當日的適用匯率折算為記賬本位幣入賬。以非記賬本位幣計價的貨幣性資產和負債按照編製資產負債表日的適用匯率折合成記賬本位幣。所有匯兑損益，除已資本化為借款費用的部分，均於發生當期於綜合利潤表內確認。

(ii) 外國實體

因其財務、經濟及組織上自主，國外合併附屬公司大部分被視為國外實體。其記賬本位幣為各當地貨幣。國外合併附屬公司財務報表內的資產負債表按年末市場匯率折算；利潤表按年內平均的適用匯率折算。此等貨幣折算產生之匯兑差額作為累積換算調整包括於權益內。

與本集團於外國實體之投資對沖的匯兑差額直接計入或轉至權益內之累積換算調整。

2. PRINCIPAL ACCOUNTING POLICIES (Cont'd)

w. Segment reporting

Business segment is the distinguishable component that is engaged in providing a group of related products and that is subject to risks and returns that are different from those of other business segments. For management purposes the Group is organised into three major operating businesses.

Inter-segment transfers: segment revenue, segment expenses and segment result include transfers between business segments and between geographical segments. Such transfers are accounted for at competitive market prices charged to unaffiliated customers for similar goods. Those transfers are eliminated in consolidation.

x. Subsequent events

Post balance sheet date events that provide additional information about the Group's position at the balance sheet date or those that indicate the going concern assumption is not appropriate, are reflected in the financial statements. Post balance sheet date events that are not adjusting events are disclosed in the notes when material.

y. Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in Hong Kong requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. 主要會計政策(續)

w. 分部報告

業務分部是本集團內可區分的組成部分，它們提供一組相關的產品，並且承擔著不同於其它業務分部所承擔的風險和回報。根據管理需要，本集團共有三個主要業務分部。

分部間交易：分部收入、分部費用和分部業績包括各地理分部和各業務分部之間的轉移。該轉移是按對非聯營客戶出售類似商品的競爭性市場價格核算的。該等轉移於綜合時抵銷。

x. 資產負債表日後事項

就資產負債表日之本集團狀況提供額外信息或表明可持續經營假設不適當之期後事項，乃在財務報表中予以反映。日後事項中的非調整項目如果重大將在附註中予以披露。

y. 估計的使用

按照香港公認會計準則編製會計報表要求管理層對特定金額及披露作出估計及假設。因此，實際結果可能與估計存在差異。

Substantially all turnover of the Group is attributable to the sales of household electrical appliances.

本集團營業額主要來自於銷售家用電器。

The Group's turnover by products and by region are summarized as follows:

本集團的營業額按產品和地區匯總如下：

		2001 $'000 千元	2000 $'000 千元
Sales of refrigerators *(Note I)*	冰箱銷售 *（附註I）*	**283,624**	378,840
Sales of air-conditioners *(Note II)*	空調銷售 *（附註II）*	**1,138,884**	1,271,140
Sales of mini-refrigerators *(Note III)*	小型冰箱銷售 *（附註III）*	**228,240**	165,267
Others	其它	**240**	—
		1,650,988	1,815,247

Note I: Analysis of sales of refrigerators into domestic sales in the PRC by region and export sales outside the PRC is as follows:

附註I： 按地區劃分的在中國國內和對國外出口的冰箱銷售分析如下：

		2001 $'000 千元	2000 $'000 千元
Domestic sales in the PRC	中國國內銷售	**265,881**	359,505
Export sales outside the PRC	對中國以外地區出口		
Europe	歐洲	**3,806**	—
Asia-Pacific	亞太	**13,937**	18,811
Africa	非洲	**—**	524
Total export sales	總出口銷售	**17,743**	19,335
Total	合計	**283,624**	378,840

Note II: Analysis of sales of air-conditioners into domestic sales in the PRC by region and export sales outside the PRC is as follows:

附註II： 按地區劃分的在中國國內和對國外出口的空調銷售分析如下：

		2001 $'000 千元	2000 $'000 千元
Domestic sales in the PRC	中國國內銷售	**965,318**	1,111,797
Export sales outside the PRC	對中國以外地區出口		
Europe	歐洲	**85,868**	102,433
America	美洲	**39,579**	22,534
Asia-Pacific	亞太	**48,119**	32,066
Africa	非洲	**—**	2,310
Total export sales	總出口銷售	**173,566**	159,343
Total	合計	**1,138,884**	1,271,140

3. TURNOVER (Cont'd)

Note III: Analysis of sales of mini-refrigerators into domestic sales in the PRC by region and export sales outside the PRC is as follows:

3. 營業額(續)

附註III: 按地區劃分的在中國國內和對國外出口的小型冰箱銷售分析如下:

		2001 $'000 千元	2000 $'000 千元
Domestic sales in the PRC	中國國內銷售	**72,859**	34,413
Export sales outside the PRC	對中國以外地區出口		
Europe	歐洲	**—**	504
America	美洲	**75,439**	43,475
Asia-Pacific	亞太	**79,942**	86,875
Total export sales	總出口銷售	**155,381**	130,854
Total	合計	**228,240**	165,267

Details of segment information were set out in Note 34.

分部資料詳情載於附註34。

4. OTHER REVENUE

4. 其他業務收入

		2001 $'000 千元	2000 $'000 千元 (Note 38) (附註38)
Rental income	租賃收入	**3,044**	5,194
Write-back of provisions for doubtful receivables	呆賬準備撥回	**8,771**	9,415
Write-back of non-recovery of rental receivable from GZITIC	撥回已作壞賬之應收廣州信托之租賃收入	**—**	8,253
Value Added Tax ("VAT") refund	增值稅退稅	**—**	3,933
Government subsidies *	政府補貼收入 *	**9,829**	—
Sales of scrap materials	廢料銷售	**8,320**	604
Others	其他	**2,884**	1,198
		32,848	28,597

* During the year, the Group had set up a research and development center for the purpose of developing more advanced models of electrical appliances. Several one-off subsidies were granted by the government authorities of Guangdong Province to the Group to finance such development.

* 本年度,本集團建立研發中心開發更先進的電器產品。廣東省的政府機構給予本集團數筆一次性補貼,作為對新產品開發的財政支持。

Profit before tax is determined after crediting and charging the following:

稅前利潤已計入及扣除以下各項：

		2001 $'000 千元	2000 $'000 千元 (Note 38) (附註38)
Crediting:	計入：		
Rental income (less outgoings)	租賃收入（減有關開支）	**3,044**	5,194
Write-back of non-recovery of rental receivable from GZITIC	收回已作壞賬之應收廣州信託之租賃收入	**—**	8,253
		3,044	13,447
Write-back of provision for doubtful receivables	呆賬準備撥回	**8,771**	9,415
Interest income from banks	銀行利息收入	**9,428**	1,560
Exchange gain	滙兑收益	**1,046**	2,779
Charging:	扣除：		
Interest expenses in respect of bank loans repayable within five years	須於五年內償還之銀行貸款的利息支出	**43,281**	38,709
Less: Interest capitalised	減：資本化利息	**—**	(2,827)
		43,281	35,882
Cost of inventories	存貨成本	**1,216,590**	1,342,884
Staff costs, excluding directors' emoluments	僱員支出，不包括董事酬金		
- Salaries wages and other benefits	一工資及津貼	**80,890**	74,106
- Contribution to retirement schemes	一退休金計劃供款	**6,658**	5,292
Depreciation of fixed assets	固定資產折舊	**64,479**	60,764
Amortisation of intangible assets other than goodwill, included in administrative expenses	除商譽外，包括於管理費用中的無形資產攤銷	**685**	83
Amortisation of goodwill, included in administrative expenses	包括於管理費用中的商譽攤銷	**680**	680
Provision for inventory obsolescence	存貨殘次準備	**8,966**	—
Provision for warranty	產品保養準備	**10,122**	4,591
Provision for staff welfare and bonus	職員福利及獎勵準備	**6,658**	7,160
Auditors' remuneration	核數師酬金	**1,367**	1,507
Operating lease rentals in respect of land and buildings	土地及樓宇之經營租賃租金	**14,111**	11,359
Exchange loss	滙兑虧損	**2,986**	3,522
Research and development expenses	研究及開發費用	**3,471**	3,889
Loss of disposal of fixed assets	出售固定資產損失	**2,172**	58,237

6. DIRECTORS' AND FIVE HIGHEST PAID INDIVIDUALS' EMOLUMENTS

6. 董事及最高薪酬五位人士薪金

a. Details of directors' emoluments are as follows:

a. 董事薪酬詳情如下：

		2001 $'000 千元	2000 $'000 千元
Fees for executive directors	執行董事袍金	**—**	—
Fees for non-executive directors	非執行董事袍金	**224**	250
Other emoluments for executive directors	執行董事其他薪酬		
- Salaries, allowances and benefits in kind	一薪金、津貼及實物福利	**4,380**	4,987
- Bonus paid and payable	一已付及應付獎金	**—**	—
- Pension scheme contribution	一退休金計劃供款	**133**	109
		4,737	5,346

None of the directors waived the right to receive emoluments during the year.

於本年度，各董事均無放棄任何薪酬。

During the year, no emolument was paid to the directors as an inducement to joint or upon joining the Group or as compensation for loss of office.

於本年度，無任何薪酬付予董事作為其加入本集團之獎勵或離職之補償。

b. Analysis of directors' emoluments by number of directors and emolument ranges is as follows:

b. 按董事人數及薪酬金額分析之董事薪酬詳情如下：

		2001	2000
Executive directors	執行董事		
- Nil to $1,000,000	一零至1,000,000元	**3**	3
- $1,000,001 to $1,500,000	一1,000,001元至1,500,000元	**1**	1
- $1,500,001 to $2,000,000	一1,500,001元至2,000,000元	**—**	1
- $2,000,001 to $2,500,000	一2,000,001元至2,500,000元	**1**	—
		5	5
Non-executive directors	非執行董事		
- Nil to $1,000,000	一零至1,000,000元	**7**	6
		12	11

c. Details of emoluments paid to the five highest paid individuals (including directors and employees) are as follows:

c. 最高薪酬之五位人士（包括董事及僱員）的薪酬詳情如下：

		2001 $'000 千元	2000 $'000 千元
Salaries, allowances and benefits in kind	薪金、津貼及實物福利	**5,017**	5,933
Bonus paid and payable	已付及應付獎金	**—**	—
Pension scheme contribution	退休金計劃供款	**189**	116
		5,206	6,049
Number of directors	董事人數	**3**	3
Number of employees	僱員人數	**2**	2
		5	5

During the year, no emolument was paid to the five highest paid individuals (including directors and employees) as an inducement to join or upon joining the Group or as compensation for loss of office other than statutory compensation.

於本年度，除法定補償以外無任何薪酬付予此五位最高薪人士（包括董事及僱員），作為其加入本集團之獎勵或離職之補償。

d. Analysis of emoluments paid to the five highest paid individuals (including directors and employees) by number of individuals and emolument ranges is as follows:

d. 按人數及薪酬金額分析之最高薪酬五位人士（包括董事及僱員）的薪酬如下：

		2001	2000
- Nil to $1,000,000	－零至1,000,000元	**3**	3
- $1,000,001 to $1,500,000	－1,000,001元至1,500,000元	**1**	1
- $1,500,001 to $2,000,000	－1,500,001元至2,000,000元	**—**	1
- $2,000,001 to $2,500,000	－2,000,001元至2,500,000元	**1**	—
		5	5

7. FINANCE COST

7. 財務費用

		2001 $'000 千元	2000 $'000 千元
Interest expenses on	利息支出		
- bank loans wholly repayable within five years	一銀行透支及須於五年內全額償還之銀行貸款	**43,281**	35,882
- Others	一其他	**2,056**	—
Interest income	利息收入	**(9,428)**	(1,560)
Others	其他	**704**	1,034
		36,613	35,356

8. TAXATION

8. 稅項

No Hong Kong profits tax has been provided as the Group did not have any assessable income under Hong Kong profits tax. PRC enterprise income tax has been calculated on the estimated assessable profit for the year at the rates prevailing in the respective jurisdictions.

由於本集團並無賺取任何應課香港利得稅收入，故此並無提取任何香港利得稅準備。中國企業所得稅乃根據本年之估計應課稅利潤按當地之現行稅率計算。

		2001 $'000 千元	2000 $'000 千元
Enterprise income tax	企業所得稅	**13,689**	895

Pursuant to the PRC Laws of Enterprise Income Tax for Enterprises with Foreign Investment and Foreign Enterprises ("EIT law") and an approval document (No.259) from Panyu State Tax Bureau, Guangzhou Hualing Air-conditioning and Equipment Co., Ltd. ("Hualing Air-conditioning") is entitled to full exemption from EIT for two years starting from the first year of profitable operation and a 50% tax reduction at a rate of 12% in the next three years. Hualing Air-conditioning started its profitable year from 1999 and is therefore subject to EIT at a rate of 12% for the year ended 31 December 2001.

Pursuant to the EIT law and an approval document (No. 199) from Hefei State Tax Bureau, Hefei Hualing Electrics Co., Ltd. ("Hefei Hualing") is entitled to full exemption from EIT for two years starting from the year ended 31 December 2000.

There was no significant unprovided deferred taxation as at 31 December 2001 (2000: nil).

廣州華凌空調設備有限公司(「華凌空調」)符合《中華人民共和國外商投資企業和外國企業所得稅法》(「企業所得稅法」)的規定，經番禺市國家稅務局第259號文件批准，可以享受由第一個獲利年度起兩年內免繳企業所得稅，其後三年減半以12%的稅率繳納企業所得稅。華凌空調的首個獲利年度是一九九九年，因此於截至二零零一年十二月三十一日止年度應按12%的稅率繳納企業所得稅。

根據企業所得稅法和合肥國家稅務局的第199號批准文件，合肥華凌電器有限公司(「合肥華凌」)可自截至二零零零年十二月三十一日止年度起的兩年內享受免繳企業所得稅的待遇。

於二零零一年十二月三十一日，本集團並無重大未撥備遞延稅項(二零零零年：零)。

The profit attributable to shareholders for the year ended 31 December 2001 included a loss of approximately $13,118,000 (2000: profit of approximately $119,861,000) dealt with in the financial statements of the Company. A profit of approximately $70,000 (2000: loss of approximately $1,742,000) was attributable to the associates.

截至二零零一年十二月三十一日止年度，股東應佔利潤包括本公司財務報表內約為13,118,000元虧損（二零零零年：利潤約為119,861,000元），應佔聯營公司利潤約為70,000元（二零零零年：虧損約為1,742,000元）。

The directors do not recommend the payment of a dividend for the year ended 31 December 2001 (2000: nil).

截至二零零一年十二月三十一日止年度內，本公司並無宣派任何股息（二零零零年：零）。

The calculation of basic earnings per share is based on the consolidated profit attributable to shareholders for the year of approximately $10,759,000 (2000: $90,389,000) divided by the weighted average of 1,297,519,287 shares (2000: 1,176,374,216 shares) in issue during the year.

每股盈利乃按本年度股東應佔綜合利潤約10,759,000元（二零零零年：90,389,000元）及年內按加權平均數計算之已發行股份1,297,519,287股（二零零零年：1,176,374,216股）計算。

The calculation of diluted earnings per share is based on the consolidated profit attributable to shareholders for the year of approximately $10,759,000 (2000: $90,389,000) adjusted for the income effect of approximately $67,000 (2000: $507,000) of the assumed conversions of all dilutive potential ordinary shares and divided by 1,300,472,306 shares (2000: 1,187,602,210 shares) which is the weighted average number of shares in issue during the year plus the weighted average of 2,953,019 shares (2000: 11,227,994 shares) deemed to be issued at the agreed exercise prices as if all outstanding share options had been exercised.

攤薄每股利潤乃按本年股東應佔綜合利潤約10,759,000元（二零零零年：90,389,000元），加上假設已轉換為具備攤薄效應之普通股之收入效應約67,000元（二零零零年：507,000元），除以1,300,472,306股（二零零零年：1,187,602,210股），此乃年內已發行之加權平均股數加上所有未行使認股權證假設已完全行使之加權平均股數合共2,953,019股（二零零零年：11,227,994股）計算。

12. FIXED ASSETS, NET

12. 固定資產淨值

		Group 本集團 2001 Land use rights 土地使用權 $'000 千元	Buildings 樓宇 $'000 千元	Plant and machinery 廠房及機器 $'000 千元	Furniture, fixtures and electronic equipment 傢俬、裝置及電子設備 $'000 千元	Motor vehicles 汽車 $'000 千元	Moulds and other equipment 模具及其他設備 $'000 千元	Total 總數 $'000 千元	2000 Total 總數 $'000 千元
COST	成本								
Beginning of year	年初餘額	**60,731**	**127,773**	**419,343**	**53,394**	**20,157**	**135,896**	**817,294**	821,463
Additions	添置	**3,250**	**9,213**	**12,344**	**3,380**	**1,788**	**15,725**	**45,700**	93,379
Transfer from construction-in-progress *(Note 14)*	轉撥自在建工程 *(附註14)*	**–**	**19,560**	**86,288**	**14,312**	**–**	**11,338**	**131,498**	20,125
Disposals	出售	**–**	**(470)**	**(1,979)**	**(980)**	**(1,039)**	**(167)**	**(4,635)**	(120,991)
Translation differences	滙兌差額	**–**	**–**	**–**	**–**	**–**	**–**	**–**	3,318
End of year	年末餘額	**63,981**	**156,076**	**515,996**	**70,106**	**20,906**	**162,792**	**989,857**	817,294
ACCUMULATED DEPRECIATION	累積折舊								
Beginning of year	年初餘額	**(5,502)**	**(38,232)**	**(207,923)**	**(24,033)**	**(13,766)**	**(67,437)**	**(356,893)**	(357,443)
Charge for the year	本年度計提	**(1,604)**	**(7,428)**	**(29,456)**	**(7,135)**	**(2,101)**	**(16,755)**	**(64,479)**	(60,764)
Disposals	出售	**–**	**293**	**589**	**721**	**707**	**153**	**2,463**	62,754
Translation differences	滙兌差額	**–**	**–**	**–**	**–**	**–**	**–**	**–**	(1,440)
End of year	年末餘額	**(7,106)**	**(45,367)**	**(236,790)**	**(30,447)**	**(15,160)**	**(84,039)**	**(418,909)**	(356,893)
NET BOOK VALUE	賬面淨值								
End of year	年末餘額	**56,875**	**110,709**	**279,206**	**39,659**	**5,746**	**78,753**	**570,948**	460,401
Beginning of year	年初餘額	**55,229**	**89,541**	**211,420**	**29,361**	**6,391**	**68,459**	**460,401**	464,020

All the land use rights of the Group have lease terms of 50 years and are related to land located in the PRC where no individual land ownership rights exist.

As at 31 December 2001, fixed assets of the Group with net book value of approximately $116,967,000 (2000: $194,000,000) were pledged as security for the Group's banking facilities (see Note 33).

本集團擁有土地使用權之全部土地均在中國。由於國內個人並無土地所有權，故本集團只擁有該等土地之使用權，年期為五十年。

於二零零一年十二月三十一日，賬面淨值約116,967,000元(二零零零年：194,000,000元)之固定資產已用作抵押作為本集團信用額度之擔保(見附註33)。

		Company 本公司			
		2001			2000
		Furniture, fixtures and electronic equipment 傢俬、裝置及電子設備	**Motor vehicles 汽車**	**Total 總數**	Total 總數
		$'000 千元	**$'000 千元**	**$'000 千元**	$'000 千元
COST	成本				
Beginning of year	年初餘額	**586**	**1,869**	**2,455**	2,220
Additions	添置	**113**	**—**	**113**	235
Disposals	出售	**(46)**	**—**	**(46)**	—
End of year	年末餘額	**653**	**1,869**	**2,522**	2,455
ACCUMULATED DEPRECIATION	累計折舊				
Beginning of year	年初餘額	**(219)**	**(1,411)**	**(1,630)**	(1,400)
Charge for the year	本年度計提	**(103)**	**(113)**	**(216)**	(230)
Disposals	出售	**38**	**—**	**38**	—
End of year	年末餘額	**(284)**	**(1,524)**	**(1,808)**	(1,630)
NET BOOK VALUE	賬面淨值				
End of year	年末餘額	**369**	**345**	**714**	825
Beginning of year	年初餘額	**367**	**458**	**825**	820

The investment properties represent 11 floors and 12 car parking spaces in Guo Xin Building, located in Guangzhou, the PRC, with the lease terms of 50 years.

The investment properties were revalued every 3 years. The investment properties were revalued on 31 December 2001 by Vigers Hong Kong Limited, independent qualified valuers at approximately $168,000,000 (2000: $181,000,000). The deficit on revaluation was offset against the property revaluation reserve.

The directors are of the opinion that the carrying value of the investment properties as at 31 December 2001 approximated the open market value.

該投資物業為位於中國廣州市的國信大廈之11個樓層及12個車位，租約年期為50年。

投資物業每三年評估一次。該物業於二零零一年十二月三十一日由獨立專業估值師威格斯香港有限公司評估價值為約168,000,000元（二零零零年：181,000,000元）。重估減值在物業價值重估儲備中沖銷。

董事會認為該等投資物業於二零零一年十二月三十一日之賬面價值與市值相近。

14. CONSTRUCTION-IN-PROGRESS 14. 在建工程

		Group 本集團	
		2001	2000
		$'000	$'000
		千元	千元
Beginning of year	年初餘額	**67,561**	51,400
Additions	添置	**75,979**	36,286
Transfer to fixed assets *(Note 12)*	轉撥至固定資產 *(附註12)*	**(131,498)**	(20,125)
End of year	年末餘額	**12,042**	67,561

Construction-in-progress as at 31 December 2001 mainly represented machinery under installation in the PRC. No interest (2000: $2,827,000) was capitalised into construction-in-progress.

於二零零一年十二月三十一日之在建工程主要指在中國之安裝中之機器設備。在建工程中並未含資本化利息(二零零零年:2,827,000元)。

15. INVESTMENTS IN SUBSIDIARIES 15. 於附屬公司之投資

In the balance sheet of the Company, investments in subsidiaries comprised :

於附屬公司之投資在本公司之資產負債表中包括:

		Company 本公司	
		2001	2000
		$'000	$'000
		千元	千元
Unlisted equity interests, at cost	非上市股份,按成本值	**20,997**	20,997
Due from subsidiaries	應收附屬公司款項	**603,563**	523,668
		624,560	544,665
Less: Provision for impairment in value	減:減值準備	**(2,817)**	—
		621,743	544,665

Amounts due from subsidiaries were unsecured, non-interest bearing and with no fixed repayment terms.

應收附屬公司款項均為無抵押、免息且無固定還款期。

The directors are of the opinion that the underlying value of investments in subsidiaries is not less than the carrying value as at 31 December 2001.

董事認為附屬公司投資之實際價值不低於二零零一年十二月三十一日之賬面值。

The following is a list of the principal subsidiaries: 主要附屬公司包括：

Name 公司名稱	Place and date of incorporation/ establishment/ operation 註冊／成立／經營地點及日期	Company's equity interest held 應佔權益	Issued and paid-up capital 已發行及繳足股本	Principal activities 主要業務
DIRECTLY HELD **直接持有**				
China Refrigeration Industry Co., Ltd. ("China Refrigeration") 中國雪櫃實業有限公司（「中雪公司」）	The PRC 25 March 1985 中國， 一九八五年三月二十五日	95%	US$10,000,000 10,000,000美元	Manufacture and sale of refrigerators 生產及銷售冰箱
Hualing Technology Limited 華凌科技有限公司	Hong Kong, 23 December 1992 香港， 一九九二年十二月二十三日	100%	$10 10元	Investment holding 投資控股
Hualing Investments Limited 華凌投資有限公司	Hong Kong 18 February 1993 香港， 一九九三年二月十八日	100%	$2 2元	Investment holding 投資控股
Hualing International Limited	Hong Kong 4 March 1993 香港， 一九九三年三月四日	100%	$2 2元	Trading 貿易
Hualing Refrigerant Engineering Limited 華凌製冷工程有限公司	Hong Kong 28 February 1995 香港， 一九九五年二月二十八日	100%	$2 2元	Investment holding 投資控股
Hualing (Far East) Limited 華凌（遠東）有限公司	The British Virgin Islands 10 September 1993 英屬處女群島， 一九九三年九月十日	100%	US$1 1美元	Investment holding 投資控股
INDIRECTLY HELD **間接持有**				
Hualing Air-conditioning 華凌空調	The PRC 10 May 1993 中國， 一九九三年五月十日	100%	US$20,000,000 20,000,000美元	Manufacture and sale of air-conditioners and electronic appliances 生產及銷售空調機及電器產品

(Expressed in Hong Kong dollars unless otherwise stated)

15. INVESTMENTS IN SUBSIDIARIES (Cont'd)

15. 於附屬公司之投資（續）

Name 公司名稱	Place and date of incorporation/ establishment 註冊／成立／經營地點及日期	Company's equity interest held 應佔權益	Issued and paid-up capital 已發行及繳足股本	Principal activities 主要業務
Guangzhou Hualing Electrical Household Appliance Enterprise Co., Ltd. ("Hualing Household") 廣州華凌家電企業有限公司（「華凌家電」）	The PRC 28 March 1995 中國， 一九九五年三月二十八日	95.5%	RMB3,000,000 人民幣 3,000,000元	Distributor of HUALING brand products in the PRC 在中國銷售華凌品牌之產品
Hefei Hualing 合肥華凌	The PRC 20 June 1993 中國， 一九九三年六月二十日	55%	$35,000,000 35,000,000元	Manufacture and sale of mini-refrigerators 生產及銷售小型冰箱
Guangzhou Hualing Refrigeration Co., Ltd. 廣州華凌雪櫃有限公司	The PRC 21 March 1996 中國， 一九九六年三月二十一日	96.25%	US$1,441,715 1,441,715美元	Manufacture and sale of refrigerators 生產及銷售冰箱
Growth Plus Properties Limited	The British Virgin Islands, 1 July 1997 英屬處女群島， 一九九七年七月一日	100%	US$1 1美元	Investment holding 投資控股
China Appliances.com Limited 中國家電網有限公司	The British Virgin Islands, 2 March 2000 英屬處女群島， 二零零零年三月二日	100%	US$1 1美元	Investment holding 投資控股
Chengdu Hualing Electrical Household Appliance Co., Ltd. 成都華凌家電有限公司（「成都華凌」）	The PRC 1 August 2001 中國， 二零零一年八月一日	99.775%	RMB2,500,000 人民幣 2,500,000元	Distributor of HUALING brand products in the PRC 在中國銷售華凌品牌之產品
Guangzhou Hualing Property Management Co., Ltd. ("Hualing Property") * 廣州華凌物業管理有限公司（「華凌物業」）*	The PRC 3 August 2000 中國， 二零零零年八月三日	95.5%	RMB500,000 人民幣 500,000元	Property management 物業管理
Guangzhou Hualing Shopping Mall Co., Ltd. ("Hualing Shopping Mall") ** 廣州市華凌商場有限公司（「華凌商場」）**	The PRC 1 October 2000 中國， 二零零零年十月一日	95.5%	RMB500,000 in the PRC 人民幣 500,000元	Distributor of HUALING brand products in the PRC 在中國銷售華凌品牌之產品
Guangzhou Ma Hui Hualing Taxi ("Hualing Taxi") *** 廣州馬會華凌出租車隊（「華凌車隊」）***	The PRC 2 May 1995 中國， 一九九五年五月二日	57%	RMB2,000,000 人民幣 2,000,000元	Taxi licence rental 出租車執照租賃

Hualing Air-conditioning is a wholly foreign owned enterprise. Other subsidiaries established in the PRC are sino-foreign equity joint ventures.

* Hualing Property was set up on 3 August 2000 with 50% equity interest held by Hualing Household with no material transaction with the Group subsequent to its establishment. Pursuant to a Declaration of Trust signed by the other shareholder dated 1 January 2001, the remaining 50% equity interest was held on trust for the beneficial interest of Hualing Household.

** Hualing Shopping Mall was set up on 1 October 2000 with 50% equity interest held by Hualing Property with no material transaction with the Group subsequent to its establishment. Pursuant to a Declaration of Trust signed by the other shareholder dated 1 January 2001, the remaining 50% equity interest was held on trust for the beneficial interest of Hualing Property.

*** Pursuant to an agreement dated 1 January 2001 entered into between Guangzhou Huayang Industry Co., Ltd. ("Huayang"), an independent third party, and China Refrigeration on 1 January 2001, 60% equity interest of Hualing Taxi was transferred from Huayang to China Refrigeration.

As at 31 December 2001, the Group had banking facilities of approximately $634,896,000 (2000: $540,402,000) for overdrafts, bank borrowings and trade financing. These facilities were secured by corporate guarantees given by the subsidiaries of the Company, charges over certain fixed assets of China Refrigeration, Hualing Air-conditioning and Hefei Hualing with a total net book value of approximately $116,967,000 (2000: $194,000,000) as at 31 December 2001.

除華凌空調為外商獨資企業外，其他附屬公司均為在中國成立的中外合資經營企業。

* 華凌物業成立於二零零零年八月三日，其中50%的股權由華凌家電持有。自其成立後與本集團沒有重大交易。根據另一股東於二零零一年一月一日簽訂的受托聲明書，剩餘的50%股權由華凌家電委托該股東持有。

** 華凌商場於二零零零年十月一日成立，其中50%的股權由華凌物業持有。自其成立後與本集團沒有重大交易。根據另一股東於二零零一年一月一日簽訂的受托聲明書，剩餘的50%股權由華凌物業委托該股東持有。

*** 根據廣州華陽實業有限公司（「華陽實業」，獨立第三方）與中雪公司於二零零一年一月一日簽訂之協議，華陽實業將華凌車隊60%的股權轉讓予中雪公司。

於二零零一年十二月三十一日，本集團有關透支、貸款及貿易融資之銀行信用額度約為634,896,000元（二零零零年：540,402,000元）。上述信用額度由本公司之附屬公司提供公司擔保及以中雪公司、華凌空調及合肥華凌賬面淨值約為116,967,000元（二零零零年：194,000,000元）之若干固定資產作抵押。

		Group 本集團	
		2001	2000
		$'000	$'000
		千元	千元
Unlisted equity interests, at cost	非上市股份，按成本值	**27,173**	24,641
Share of post-acquisition reserves	應佔收購後儲備	**(1,110)**	(1,180)
Less: Provision for impairment in value	減：減值準備	**(467)**	(467)
		25,596	22,994

(Expressed in Hong Kong dollars unless otherwise stated)

16. INVESTMENTS IN ASSOCIATES (Cont'd)

The directors are of the opinion that the underlying value of the associates is not less than the carrying amount of associates as at 31 December 2001.

The following is a list of the principal associates:

16. 於聯營公司之投資(續)

董事會認為於聯營公司之投資總額的實際價值不低於二零零一年十二月三十一日之賬面值。

主要聯營公司包括：

Name 公司名稱	Place and date of incorporation/ establishment/ operation 註冊／成立／經營地點及日期	Company's equity interest held 應佔權益	Issued and paid-up capital 已發行及繳足股本	Principal activities 主要業務
INDIRECTLY HELD **間接持有**				
Xian Dongling Refrigerating Compressors Co., Ltd. ("Xian Dongling") * 西安東凌製冷壓縮機有限公司(「西安東凌」) *	The PRC 27 September 1995 中國， 一九九五年九月二十七日	25%	US$11,340,000 11,340,000美元	Manufacture and sale of refrigerator compressors 生產及銷售冰箱壓縮機
Guangzhou Hualing Polyfoam Co., Ltd. ("Hualing Polyfoam") 廣州華凌泡沫塑料有限公司(「華凌泡沫」)	The PRC 28 December 1991 中國， 一九九一年十二月二十八日	19%	US$1,000,000 1,000,000美元	Manufacture and sale of polyfoam products 生產及銷售泡沫塑料產品
Beijing Wide Vision Network Co., Ltd. ("Beijing Wide") ** 北京創源景家電網絡信息科技有限公司(「北京創源景」) **	The PRC 18 December 2000 中國， 二零零零年十二月十八日	33%	RMB3,000,000 人民幣3,000,000元	Manufacture and sale of computer hardware and telecommunication equipment 生產和銷售計算機硬件和電訊設備

* Pursuant to an approval document (No. 179) from Xian Ministry of Foreign Trade and Economic Committee, the issued and paid-up capital of Xian Dongling was increased from US$10,400,000 to US$11,340,000. During the year ended 31 December 2001, the Group contributed capital of $1,834,000 to Xian Dongling.

** Pursuant to the shareholders' agreement of Beijing Wide, the Group paid up RMB990,000 ($934,000) capital of Beijing Wide, being 33% of the total issued capital in January 2001.

*** Hualing Property was set up on 3 August 2000 with 50% equity interest held by Hualing Household as an associate with no material transaction with the Group subsequent to its establishment. Pursuant to a Declaration of Trust signed by the other shareholder dated 1 January 2001, the remaining 50% equity interest was held on trust for the beneficial interest of Hualing Household and Hualing Property become a subsidiary of the Group (see Note 15).

All associates in the PRC are sino-foreign equity joint venture enterprises.

* 根據西安對外貿易經濟委員會的第179號文件，西安東凌的已發行及繳足資本由10,400,000美元增加至11,340,000美元。於截至二零零一年十二月三十一日止年度，本集團向西安東凌出資1,834,000元。

** 根據北京創源景的股東協議，本集團向北京創源景出資人民幣990,000元（港幣934,000元），為於二零零一年一月已發行股本的33%。

*** 華凌物業於二零零零年八月三日成立，其中50%的股權由華凌家電持有。自其成立後與本集團沒有重大交易。根據另一股東於二零零一年一月一日簽訂的受托聲明書，其餘的50%股權由華凌家電委托該股東持有。華凌物業成為本集團之附屬公司（參看附註15）。

於中國成立之聯營公司均為中外合資經營企業。

Intangible assets of the Group comprised:

本集團之無形資產包括：

		2001				2000
		Goodwill 商譽 $'000 千元	**Software 軟件 $'000 千元**	**Taxi licences 出租車執照 $'000 千元**	**Total 總數 $'000 千元**	Total 總數 $'000 千元 (Note 38) (附註38)
Cost	成本					
Beginning of year	年初餘額	**6,801**	**1,749**	**—**	**8,550**	—
Additions	本年度增加	**—**	**8,949**	**6,506**	**15,455**	8,550
End of year	年末餘額	**6,801**	**10,698**	**6,506**	**24,005**	8,550
Accumulated amortisation	累計攤銷					
Beginning of year	年初餘額	**(680)**	**(83)**	**—**	**(763)**	—
Charge for the year	本年度計提	**(680)**	**(571)**	**(114)**	**(1,365)**	(763)
End of year	年末餘額	**(1,360)**	**(654)**	**(114)**	**(2,128)**	(763)
Net book value	賬面淨值					
End of year	年末餘額	**5,441**	**10,044**	**6,392**	**21,877**	7,787
Beginning of year	年初餘額	**6,121**	**1,666**	**—**	**7,787**	—

18. INVENTORIES, NET

18. 存貨淨值

		Group 本集團	
		2001	2000
		$'000	$'000
		千元	千元
Raw materials	原材料	**222,254**	276,698
Work-in-progress	在產品	**27,008**	37,475
Finished goods	製成品	**397,462**	315,315
		646,724	629,488
Less: Provision for inventory obsolescence	減：存貨殘次準備	**(11,483)**	(2,517)
		635,241	626,971

Included above are raw materials, work-in-progress and finished goods of approximately $82,159,000, $5,479,000 and $139,798,000 (2000: $10,908,000, nil and $81,821,000) respectively, carried at net realisable value.

以上包括按可變現淨值記賬之原材料、在產品及製成品分別約82,159,000元，5,479,000元和139,798,000元（二零零零年：10,908,000元，零及81,821,000元）。

19. ACCOUNTS RECEIVABLE, NET

No specific credit term policy was adopted by the Group as the credit terms granted by the Group's varies towards different customers. As of 31 December 2001, accounts receivable was analysed as follows:

19. 應收賬款淨值

本集團給予客戶的信用條款各不相同，因此本集團並無專門的信用政策。於二零零一年十二月三十一日，應收賬款分析如下：

		Group 本集團	
		2001	2000
		$'000	$'000
		千元	千元
Accounts receivable	應收賬款	**372,359**	281,519
Less : Provision for doubtful receivables	減：呆賬準備	**(71,485)**	(80,256)
		300,874	201,263

The aging analysis of accounts receivable was as follows: 應收賬款之賬齡分析如下：

		Group 本集團	
		2001	2000
		$'000	$'000
		千元	千元
Within 1 year	一年內	**327,695**	187,618
Over 1 year but within 2 years	一年以上至兩年內	**26,126**	28,631
Over 2 years	兩年以上	**18,538**	65,270
		372,359	281,519

		Group 本集團			Company 本公司		
				Maximum balance outstanding during the year 年內最高未償還金額			Maximum balance outstanding during the year 年內最高未償還金額
		2001	2000		2001	2000	
		$'000	$'000	$'000	$'000	$'000	$'000
		千元	千元	千元	千元	千元	千元
Due from Yungang Plastic Company Ltd. ("Yungang Plastic"), a company in which the Group had 14.25% equity interest	應收雲港塑料有限公司（「雲港塑料」），本集團持有14.25%權益	223	223	223	—	—	—
Due from Hualing Polyfoam	應收華凌泡沫	10	37	37	—	—	—
Due from Guangzhou Finance Company Limited ("Guangzhou Finance"), a wholly-owned subsidiary of GZITIC	應收越信隆財務有限公司（「越信隆」），廣州信托的全資附屬公司	35	35	35	35	35	35
Due from Beijing Wide	應收北京創源景	2,766	—	2,766	6	—	6
Due from Hi-Q Investment Company Limited ("Hi-Q Investment"), a company with 31% interest held by Ng Cheong Lam, director	應收高美達投資有限公司（「高美達」），董事伍錫林持有31%權益	83	—	112	—	—	—
		3,117	295		41	35	

21. DUE TO RELATED COMPANIES 21. 應付關聯公司

		Group 本集團		Company 本公司	
		2001 $'000 千元	2000 $'000 千元	**2001 $'000 千元**	2000 $'000 千元
Due to Yungang Plastic	應付雲港塑料	**8,494**	8,201	**—**	—
Due to Xian Dongling	應付西安東凌	**5,542**	—	**—**	—
Due to Hualing Polyfoam	應付華凌泡沫	**3,326**	3,314	**—**	—
Due to Guangzhou Finance	應付越信隆	**2,517**	2,517	**2,510**	2,510
Due to Hi-Q Investment	應付高美達	**238**	—	**—**	—
Due to Anhui Huangshan Electrics Factory, shareholder of Hefei Hualing	應付安徽黃山電器總廠，合肥華凌之股東	**57**	—	**—**	—
		20,174	14,032	**2,510**	2,510

Amounts due to related companies arose in the ordinary course of business and were unsecured, non-interest bearing and repayable on demand.

應付關聯公司款項均在正常業務情況下產生，該等項款乃為無抵押、免息及需於通知時償還。

22. TAXES PAYABLE 22. 應付稅金

		Group 本集團	
		2001 $'000 千元	2000 $'000 千元
Value-added tax	增值稅	**18,317**	60,192
Enterprise income tax	企業所得稅	**8,528**	895
Others	其他	**1,670**	513
		28,515	61,600

23. ACCOUNTS PAYABLE 23. 應付賬款

The aging analysis of accounts payable was as follows:

應付賬款之賬齡分析如下：

		Group 本集團	
		2001 $'000 千元	2000 $'000 千元
Within 1 year	一年內	**441,945**	395,206
Over 1 year but within 2 years	一年以上至兩年內	**7,479**	26,534
Over 2 years	兩年以上	**2,476**	1,603
		451,900	423,343

		Group 本集團 2001 $'000 千元	2000 $'000 千元
Accrual for	預提費用		
- Interest expense	一利息支出	**3,533**	2,186
- Installation cost	一安裝成本	**2,984**	5,770
- Sales discount	一銷售折扣	**38,870**	22,964
- Advertising cost	一廣告費用	**6,370**	13,637
Provision for warranty (see Note 27)	產品保養準備(參看附註27)	**7,930**	4,591
Advances from customers	預收客戶款項	**92,155**	73,297
Notes payable	應付票據	**32,878**	74,160
Payable for fixed assets	購置固定資產應付款	**7,579**	6,595
Others	其他	**21,500**	17,234
		213,799	220,434

		Group 本集團 2001 $'000 千元	2000 $'000 千元
Short-term bank loans (secured)	短期銀行貸款(抵押)	**518,574**	457,430
Long-term bank loans (secured)	長期銀行貸款(抵押)	**16,500**	82,972
		535,074	540,402

The maturity of the above bank loans was as follows: 銀行貸款之到期情況如下:

		Group 本集團 2001 $'000 千元	2000 $'000 千元
Total outstanding bank loans repayable:	須於以下期限內償還之銀行貸款:		
On demand or within one year	依通知或一年內	**518,574**	457,430
Over one year but within two years	一年以上至兩年內	**16,500**	82,972
		535,074	540,402
Less: Amount due within one year shown under current liabilities	減:已列入流動負債之一年內須償還款項	**(518,574)**	(457,430)
Long-term bank loans	長期銀行貸款	**16,500**	82,972

25. BANK LOANS (Cont'd)

As at 31 December 2001, approximately $17,914,000 (2000: nil) short-term bank loans were repayable within three months from the dates of advances.

For the year ended 31 December 2001, no interest (2000: $2,827,000) was capitalised. Details of the banking facilities are set out in Note 33.

Buildings and machinery with a net book value of approximately $116,967,000 (2000: $194,000,000) were pledged as security for the Group's short-term bank loans.

25. 銀行貸款(續)

於二零零一年十二月三十一日，約17,914,000元短期銀行貸款由借出起計需在三個月內償還(二零零零年：零)。

於截至二零零一年十二月三十一日止年度，並無發生資本化利息(二零零零年：2,827,000元)。銀行融資的詳情見附註33。

賬面淨值約116,967,000元(二零零零年：194,000,000元)之樓宇及設備已用作抵押作為本集團短期銀行貸款之擔保。

26. OTHER SHORT-TERM BORROWING

As at 31 December 2001, the Company had a short-term borrowing of $30,000,000 (2000: nil) from an independent third party. The borrowing bore interest at 7.2% per annum and was guaranteed by Hualing Air-conditioning.

26. 其他短期借款

於二零零一年十二月三十一日，本公司從獨立第三方取得之短期借款為30,000,000元(二零零零年：零)。該項借款之年利率為7.2%並由華凌空調提供擔保。

27. PROVISION FOR WARRANTY

The movement of provision for warranty is as follows:

27. 產品保養準備

產品保養準備的變動情況如下：

		Group 本集團	
		2001 **$'000** 千元	2000 $'000 千元
Beginning of the year	年初餘額	**4,591**	—
Provisions made during the year	本年度撥備	**10,122**	4,591
Provisions utilised during the year	本年度使用	**(6,783)**	—
Ending of the year	年末餘額	**7,930**	4,591

Two subsidiaries of the Group, Hualing Household and Hualing Air-conditioning, provide free repair and replacement services ranging from one year to three years after sales. The cost of the warranty obligation under which Hualing Household and Hualing Air-conditioning agree to remedy defects in its products is accrued at the time the related sales are recognised. As at 31 December 2001, the Group had provided for expected warranty claims on household electrical appliance items sold during the last three years.

本集團之兩間附屬公司(華凌家電及華凌空調)提供產品售後一至三年之免費維修及零件更換服務。華凌家電及華凌空調因提供產品維護服務而發生的成本於相關產品銷售確認時計提。於二零零一年十二月三十一日，本集團對過去三年間出售之家用電器計提了預期之保養準備。

		Number of shares 股份數目		Nominal value 面值	
		2001	2000	**2001**	2000
		'000	'000	**$'000**	$'000
		千股	千股	**千元**	千元
Authorised:	法定股本：				
Ordinary shares of $0.10 each	每股面值0.10元之普通股	**1,600,000**	1,600,000	**160,000**	160,000
Issued and fully paid:	已發行並繳足股本：				
Ordinary shares of $0.10 each	每股面值0.10元之普通股	**1,380,516**	1,179,056	**138,052**	117,906

During the year, a total of 81,460,000 shares were issued upon the exercise of share options (see Note 30). These shares rank pari passu in all respects with the then existing shares issued.

本年度因行使認股權共發行了81,460,000股（參看附註30），該等股份與已發行股份於所有方面享受同等權利。

In June 2001, 120,000,000 ordinary shares of $0.10 each were issued upon the placing of new shares with a premium of $0.45 each.

於二零零一年六月，以溢價每股0.45元新增發了每股面值0.10元的普通股120,000,000股。

Movement of share capital is as follows:

股本變動情況如下：

		2001	2000
		$'000	$'000
		千元	千元
Beginning of year	年初餘額	**117,906**	117,446
Issuance upon exercise of share options	行使認股權發行	**8,146**	460
Issuance upon share placing	增發	**12,000**	—
End of year	年末餘額	**138,052**	117,906

29. RESERVES

29. 儲備

		Share premium 股份溢價 $'000 千元	General reserve fund 一般儲備基金 $'000 千元	Enterprise expansion fund 企業發展基金 $'000 千元	Exchange reserve 滙兑儲備 $'000 千元	Property revaluation reserve 物業價值重估儲備 $'000 千元	Accumulated losses 累計虧損 $'000 千元	Total 總數 $'000 千元
Group	**本集團**							
Balances as of 1 January 2000	二零零零年一月一日餘額	446,081	25,315	16,726	27,449	13,000	(137,751)	390,820
Issue of ordinary shares	發行普通股	452	–	–	–	–	–	452
Profit appropriation	利潤分配	–	7,590	–	–	–	(7,590)	–
Share of post-acquisition reserves of associates	應佔聯營公司收購後儲備	–	239	232	–	–	–	471
Profit attributable to shareholders	股東應佔利潤	–	–	–	–	–	90,389	90,389
Translation differences during the year	本年度滙兑差異	–	–	–	1,048	–	–	1,048
Balances as of 31 December 2000	二零零零年十二月三十一日餘額	446,533	33,144	16,958	28,497	13,000	(54,952)	483,180
Balances as of 1 January 2001	二零零一年一月一日餘額	446,533	33,144	16,958	28,497	13,000	(54,952)	483,180
Issue of ordinary shares	發行普通股	64,702	–	–	–	–	–	64,702
Share issuance expenses	發行費用	(2,016)	–	–	–	–	–	(2,016)
Profit appropriation	利潤分配	–	333	–	–	–	(333)	–
Deficit on revaluation of investment properties	投資物業重估減值	–	–	–	–	(13,000)	–	(13,000)
Profit attributable to shareholders	股東應佔利潤	–	–	–	–	–	10,759	10,759
Balances as of 31 December 2001	二零零一年十二月三十一日餘額	509,219	33,477	16,958	28,497	–	(44,526)	543,625
Company	**本公司**							
Balances as of 1 January 2000	二零零零年一月一日餘額	446,081	–	–	–	–	(127,328)	318,753
Issue of ordinary shares	發行普通股	452	–	–	–	–	–	452
Profit for the year	本年利潤	–	–	–	–	–	119,861	119,861
Balances as of 31 December 2000	二零零零年十二月三十一日餘額	446,533	–	–	–	–	(7,467)	439,066
Balances as of 1 January 2001	二零零一年一月一日餘額	446,533	–	–	–	–	(7,467)	439,066
Issue of ordinary shares	發行普通股	64,702	–	–	–	–	–	64,702
Share issuance expenses	發行費用	(2,016)	–	–	–	–	–	(2,016)
Loss for the year	本年虧損	–	–	–	–	–	(13,118)	(13,118)
Balances as of 31 December 2001	二零零一年十二月三十一日餘額	509,219	–	–	–	–	(20,585)	488,634

The Company had no reserves as at 31 December 2001 available for distribution to shareholders (2000: nil).

於二零零一年十二月三十一日，本公司並無可供分派之儲備(二零零零年：零)。

The Company's PRC subsidiaries are required to follow the laws and regulations of the PRC and their articles of association. These subsidiaries are required to provide for certain statutory funds, namely, general reserve fund, enterprise expansion fund, staff and workers' bonus and welfare fund which are appropriated from net profit after taxation but before dividend distribution. These PRC subsidiaries are required to allocate at least 10% of its net profit to the reserve fund until the balance of such fund has reached 50% of its registered capital. Appropriation to staff and workers' bonus and welfare fund is charged to expenses as incurred. Such appropriations are determined at the discretion of the directors. The general reserve fund can only be used, upon approval by the relevant authority, to offset accumulated losses or increase capital. The staff and workers' bonus and welfare fund can only be used for special bonus or collective welfare of its employees, and assets acquired through this fund shall not be treated as assets.

本公司在中國之附屬公司須遵循中國的法律和規例及彼等的公司章程細則。此等附屬公司須提供若干法定基金，分別為儲備基金、企業發展基金、員工獎勵及福利基金，均自除稅後但未計股息分派的純利中提取。此等中國之附屬公司從其純利中提取最少10%列入儲備基金，直至該儲備基金結餘達至其註冊資本的50%為止。員工獎勵及福利基金的撥款於產生時列為開支，此等撥款由董事酌情釐定。儲備基金僅在有關當局批准後始可用作抵銷累積虧損或增加資本。員工獎勵及福利基金僅可用作其僱員的特殊獎勵或集體福利，而利用此基金所收購的資產不被視為資產。

Pursuant to the Company's share option scheme dated 26 November, 1993, the Company, for incentive purpose, is authorised to grant options to executive directors and employees of the Group to subscribe for shares in the Company, subject to a maximum of (i) 20% of the issued share capital of the Company in issue as at 25 June, 1999 plus (ii) the nominal amount of share capital of the Company repurchased by the Company subsequent to the amendments up to a maximum equivalent of 10% of the aggregate nominal amount of the share capital of the Company in issue, excluding shares issued on exercise of options. The subscription price would be determined by the directors, and would not be less than the higher of the nominal value of the shares and 80% of the average of the closing prices of the shares quoted on The Stock Exchange of Hong Kong Limited on the five trading days immediately preceding the date of offer of the option. There is no limit as to the number of shares in respect of which options may be granted under the scheme to any one participant. The terms of the scheme provide that an option may be exercised under the scheme at any time during the period commencing on the date upon which such option is deemed to be granted and accepted.

根據本公司於一九九三年十一月二十六日採納，並於一九九九年六月二十五日修訂之優先認股權計劃，本公司有權授出優先認股權予本集團之執行董事及僱員以認購本公司之股份，惟最高多以(i)本公司於一九九九年六月二十五日已發行股本之20%為限，及(ii)在作出修訂後本公司購回之本公司股本面額，最多可相等於本公司已發行股本面值總額之10%(不包括因行使優先認股權而發行之股份)。認購價由董事釐定，惟不得低於股份之面值或緊接授出優先認股權日期前五個交易日股份在香港聯合交易所有限公司之平均收市價之80%(以較高者為準)。根據該計劃，並無對授予任何一名參與人之認購股權所涉及之股份數目設定上限。根據該計劃之條款規定，認購股權可於其被視作授出及接納之日期後隨時根據計劃行使。

30. SHARE OPTION SCHEME (Cont'd)

A summary of the movements of share options granted under the scheme during the year is as follows:

30. 優先股權計劃（續）

於本年度優先認股權之變動如下：

Subscription price per share 每股認購價格		$0.93 0.93元	$0.244 0.244元	$0.225 0.225元	$0.211 0.211元	Total 合計
		Number of share options 認股權數目				
Beginning of year	年初	2,800,000	54,400,000	1,400,000	33,500,000	92,100,000
Granted during the year	年內授出	—	—	—	—	—
Exercised during the year	本年行使	—	(50,100,000)	(500,000)	(30,860,000)	(81,460,000)
Cancelled/lapsed during the year	年內註銷／失效	—	—	—	(160,000)	(160,000)
End of year	年末	2,800,000	4,300,000	900,000	2,480,000	10,480,000

The share options are exercisable over a period of ten years from the date of granting the options.

該優先認股權可予授予日開始10年內行使。

31. RELATED PARTY TRANSACTIONS

Companies are considered to be related if one company has the ability, directly or indirectly, to control the other company or exercise significant influence over the other company in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

The Group had the following material transactions with related parties during the year, which the directors considered were in the normal course of business and under mutually agreed terms:

31. 關聯方交易

假如一間公司有能力在財務及業務決定上直接或間接控制另一間公司或對另一間公司產生重大影響則被視為關聯公司。假如它們受相同的控制或相同的重大影響亦被視為有關聯。

本集團於本年度內與關聯公司進行下列重大交易，董事會認為該等交易均在正常業務中及按雙方擬定之條款進行：

		2001 $'000 千元	2000 $'000 千元
Purchases from Hualing Polyfoam	向華凌泡沫採購貨品	**6,942**	8,773
Purchases from and processing charges paid to Yungang Plastic	向雲港塑料採購貨品及支付加工費	**14,135**	14,884
Rental income receivable from GZITIC	應收廣州信托租金收入	**—**	9,100

a. Reconciliation of profit before tax to net cash inflow from operating activities:

a. 除稅前利潤與經營所得之淨現金流入調整：

		2001 $'000 千元	2000 $'000 千元 (Note 38) （附註38）
Profit before tax	稅前利潤	**36,600**	96,920
Adjustments for:	調整如下：		
Share of (profit) loss of associated companies	應佔聯營公司（利潤）虧損	**(70)**	1,742
Write-back of provision for doubtful receivable	沖銷壞賬準備	**(8,771)**	(9,415)
Write-back of provision for non-recovery of rental income receivable from GZITIC	收回已作壞賬之應收廣州信托之租賃收入	**—**	(4,347)
Depreciation of fixed assets	固定資產折舊	**64,479**	60,764
Amortisation of intangible assets	無形資產攤銷	**1,365**	763
Loss on disposals of fixed assets	出售固定資產損失	**2,172**	58,237
Interest income	利息收入	**(9,428)**	(1,560)
Interest expenses	利息支出	**43,281**	35,882
Increase in inventories, net	存貨淨值增加	**(8,270)**	(172,213)
Increase in accounts receivable	應收賬款增加	**(90,837)**	(20,928)
Decrease (increase) in due from ultimate holding company	應收最終控股公司款項減少（增加）	**13,447**	(9,100)
Decrease in prepayments and other current assets	預付款及其他資產減少	**10,681**	43
Increase (decrease) in provision for staff welfare and bonus	應付僱員福利增加（減少）	**1,863**	(4,480)
Increase in due to related companies	應付關聯公司款項增加	**3,320**	4,154
Increase in accounts payable	應付賬款增加	**28,557**	200,018
(Decrease) increase in accruals and other liabilities	預提費用及其他負債（減少）增加	**(6,650)**	77,898
Decrease in other long-term liabilities	其他長期負債減少	**—**	(4,931)
Effect of foreign exchange translation	外幣滙兌影響	**—**	(648)
Net cash inflow from operating activities	營業運作所得之淨現金流入	**81,739**	308,799

32. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (Cont'd)

32. 綜合現金流量表附註(續)

b. Acquisition of subsidiary

On 1 January 2001 the Group acquired 60% equity interest of Hualing Taxi from Huayang, an independent third party (see Note 15). Details of the assets acquired and liabilities assumed were as follows:

b. 收購附屬公司

於二零零一年一月一日，本集團自華陽實業(獨立第三方，參看附註15)收購華凌車隊60%的權益。所收購之資產及負債列示如下：

		2001 $'000 千元
Cash and cash equivalents	現金及現金等價物	834
Fixed assets	固定資產	11
Intangible assets	無形資產	6,506
Accounts receivable	應收賬款	3
Provision for staff welfare and bonus	應付僱員福利	(16)
Taxes payable	應付税金	(11)
Accruals and other liabilities	預提費用及其他負債	(15)
Fair value of net assets acquired	收購淨資產之公允價值	7,312
Share of net asset value by minority interests	少數股東應佔之價值	(2,924)
Total purchase consideration	支付收購總額	4,388
Less: consideration satisfied by offset of other receivables due from Huayang	減：通過冲銷應收華陽實業之其他應收款所支付額	(4,388)
Cash consideration paid	支付之現金	—
Less: cash and cash equivalents acquired	減：收購所得的現金及現金等價物	834
Net cash inflow	淨現金流入	834

c. Analysis of changes in financing during the year were as follows:

c. 本年度融資項目變動分析如下：

		2001					2000
		Share capital and share premium 股份及股份溢價 $'000 千元	**Long-term bank loans 長期銀行貸款 $'000 千元**	**Short-term bank loans 短期銀行貸款 $'000 千元**	**Other short-term borrowing 其他短期借款 $'000 千元**	**Total 總額 $'000 千元**	Total 總額 $'000 千元 (Note 38) (附註38)
Beginning of year	年初餘額	**564,439**	**82,972**	**457,430**	**—**	**1,104,841**	1,085,892
Issue of ordinary shares	發行普通股份	**82,832**	**—**	**—**	**—**	**82,832**	912
New borrowings	新增貸款	**—**	**—**	**61,144**	**30,000**	**91,144**	82,972
Repayment of bank loans	償還之銀行貸款	**—**	**(66,472)**	**—**	**—**	**(66,472)**	(64,935)
End of year	年末餘額	**647,271**	**16,500**	**518,574**	**30,000**	**1,212,345**	1,104,841

As at 31 December 2001, the Group had banking facilities of approximately $634,896,000 (2000: $540,402,000) for overdrafts, bank borrowings and trade financing. As at that date, $535,074,000 was utilised (2000: all banking facilities were utilised).

These facilities were secured by:

a. corporate guarantees given by the subsidiaries of the Company;

b. charges over certain fixed assets of China Refrigeration, Hualing Air-conditioning and Hefei Hualing with a total net book value of approximately $116,967,000 (2000: $194,000,000) as at 31 December 2001.

於二零零一年十二月三十一日，本集團有關透支、銀行貸款和貿易融資之銀行信用額度約 634,896,000元（二零零零年：540,402,000元）。截至該日已動用之銀行信用額度為535,074,000元（二零零零年：全部銀行信用額度均已動用）。

該等信用額度乃以下列各項作保證：

a. 本公司附屬公司之公司擔保；

b. 中雪公司、華凌空調及合肥華凌於二零零零年十二月三十一日賬面淨值約116,967,000元（二零零零年：194,000,000元）之若干固定資產作抵押。

34. SEGMENT INFORMATION

Analysis of financial information by business segment is as follows:

34. 分部資料

按業務分部的財務資料如下：

		Refrigerator business 冰箱業務		Air-conditioner business 空調業務		Mini-refrigerator business 小型冰箱業務		Others 其它業務		Elimination 抵銷		Consolidated 綜合	
		2001	2000	**2001**	2000	**2001**	2000	**2001**	2000	**2001**	2000	**2001**	2000
		$'000 千元	$'000 千元	**$'000 千元**	$'000 千元	**$'000 千元**	$'000 千元	**$'000 千元**	$'000 千元	**$'000 千元**	$'000 千元	**$'000 千元**	$'000 千元
TURNOVER	營業額												
External sales	對外銷售	**283,624**	378,840	**1,138,884**	1,271,140	**228,240**	165,267	**240**	–	**-**	–	**1,650,988**	1,815,247
Inter-segment sales	分部間銷售	**1,464**	–	**632**	20,845	**-**	2,599	**-**	–	**(2,096)**	(23,444)	**-**	–
Total turnover	營業總額	**285,088**	378,840	**1,139,516**	1,291,985	**228,240**	167,866	**240**	–	**(2,096)**	(23,444)	**1,650,988**	1,815,247
RESULTS	業績												
Segment results	分部業績	**(39,971)**	(30,416)	**111,895**	162,865	**28,282**	21,300	**(7,782)**	53,472	**(18,093)**	(70,686)	**74,331**	136,535
Unallocated corporate expenses	未分攤之公司費用											**(1,188)**	(2,517)
Profit from operating activities	營業利潤											**73,143**	134,018
Finance expense	財務支出											**(46,041)**	(36,916)
Interest income	利息收入											**9,428**	1,560
Share of net profits (losses) of associates	應佔聯營公司利潤（虧損）	**(35)**	(249)	**-**	–	**-**	–	**105**	(1,493)	**-**	–	**70**	(1,742)
Taxation	税項											**(13,689)**	(895)
Net profit	淨利潤											**22,911**	96,025
OTHER INFORMATION	其他資料												
Segment assets	分部資產	**589,126**	547,945	**985,904**	952,063	**206,194**	175,301	**197,241**	188,769	**-**	–	**1,978,465**	1,864,078
Investment in associates	於聯營公司之投資	**3,383**	3,654	**-**	–	**-**	–	**22,213**	19,340	**-**	–	**25,596**	22,994
Unallocated corporate assets	未分攤之公司資產											**6,328**	6,120
Total assets	總資產											**2,010,389**	1,893,192
Segment liabilities	分部負債	**439,147**	440,475	**688,764**	691,484	**126,485**	138,044	**40,221**	3,084	**-**	–	**1,294,617**	1,273,087
Total liabilities	總負債											**1,294,617**	1,273,087
Capital expenditure	資本性支出	**21,866**	26,918	**87,636**	97,835	**8,083**	4,677	**4,094**	235	**-**	–	**121,679**	129,665
Depreciation of fixed assets	固定資產折舊	**29,051**	30,690	**30,639**	26,074	**4,207**	3,770	**582**	230	**-**	–	**64,479**	60,764
Amortisation of intangible assets other than goodwill	除商譽外之無形資產攤銷	**104**	–	**455**	83	**-**	–	**126**	–	**-**	–	**685**	83
Other non-cash expenses	其他非現金性支出												
- (Write-back of) provision for inventory obsolescence	－存貨殘次準備（撥回）	**11,424**	–	**(2,458)**	–	**-**	–	**-**	–	**-**	–	**8,966**	–
- (Write-back of) provision for doubtful receivables	－呆賬準備（撥回）	**2,027**	(6,596)	**(11,031)**	(2,906)	**233**	87	**-**	–	**-**	–	**(8,771)**	(9,415)

a. **Capital commitments**

As at 31 December 2001, the Group and the Company had the following capital commitments in relation to purchase of fixed assets:

a. **資本承擔**

於二零零一年十二月三十一日，本集團和本公司與購買固定資產有關的資本承擔如下：

		Group 本集團	
		2001	2000
		$'000	$'000
		千元	千元
Contracted	已訂約	**43,893**	49,411
Authorised but not contracted for	已授權但未訂約	**—**	—
		43,893	49,411

b. **Operating lease commitments**

As at 31 December 2001, the total future minimum lease payments payable under non-cancellable operating leases of the Group are as follows:

b. **經營租約承擔**

於二零零一年十二月三十一日，根據不可撤銷之經營租賃租約，本集團需於未來支付的最低租金承擔總額如下：

		Group 本集團		Company 本公司	
		2001	2000	**2001**	2000
		$'000	$'000	**$'000**	$'000
		千元	千元	**千元**	千元
			(Note 38) (附註38)		(Note 38) (附註38)
Within 1 year	一年內	6,050	5,101	1,166	1,116
After 1 year but within 5 years	一年以上至五年內	6,320	10,363	—	1,166
		12,370	15,464	1,166	2,282

36. PENSION SCHEME

The Group has arranged for its Hong Kong employees to join the Mandatory Provident Fund Scheme (the "MPF Scheme"), a defined contribution scheme managed by an independent trustee. Under the MPF Scheme, each of the Group (the employer) and its employees makes monthly contributions to the scheme at 5% of the employees' earnings as defined under the Mandatory Provident Fund legislation. The contributions from each of the employer and employees are subject to a cap of $1,000 per month and thereafter contributions are voluntary.

The Group participates in the local retirement schemes in the PRC. Pursuant to the relevant regulations, the Group is currently required to make a monthly contribution equivalent to 15% to 28% of the monthly salaries in respect of its full-time and temporary employees. The aggregate amount of the Group's contributions (net of forfeited contributions) for the year ended 31 December 2001 was approximately $6,791,000 (2000: $5,401,000).

36. 退休金計劃

本集團已安排本集團之香港僱員參加一項由獨立受托人管理的既定供款計劃，強制性公積金計劃(「強積金計劃」)。根據強制性公積金法例規定，本集團(僱主)及本集團之僱員均須每月將僱員月薪的5%作為強積金供款，僱主及僱員作出強制性供款的上限為每月1,000元，高於此金額所作之供款屬自願性質。

本集團參與中國本地退休金計劃。根據有關條款，本集團現須每月支付相當於全職及臨時員工月薪15%至28%之供款。於截至二零零一年十二月三十一日止年度，本集團之供款總額(已扣除沒收之供款)約為6,791,000元(二零零零年：5,401,000元)。

37. CONTINGENT LIABILITIES

37. 或然負債

		Group 本集團		Company 本公司	
		2001	2000	**2001**	2000
		$'000	$'000	**$'000**	$'000
		千元	千元	**千元**	千元
Notes receivable discounted with recourse	有追索權的已貼現應收票據	**84,905**	81,400	**—**	—
Discounted letters of credit with recourse	有追索權的已貼現信用證	**14,751**	—	**—**	—
		99,656	81,400	**—**	—

Certain of the 2000 comparative figures have been reclassified to conform to the current year's presentation in accordance with the new presentation and disclosure requirements under certain new Hong Kong SSAPs.

若干二零零零年之比較數字已按新的香港會計準則的披露要求重列以配合年內報表之表述。

39. AUTHORISATION FOR ISSUE OF FINANCIAL STATEMENTS

The financial statements were authorised for issue by the Board of Directors on 10 April 2002.

39. 授權發表財務報表

董事會於二零零二年四月十日授權發表本財務報表。

綜合利潤表

(以港幣為單位)

		Years ended 31 December 截至十二月三十一日止年度				
		1997 $'000 千元	1998 $'000 千元	1999 $'000 千元	2000 $'000 千元	**2001 $'000 千元**
Turnover	營業額	883,629	1,208,064	1,197,175	1,815,247	**1,650,988**
(Loss) profit from operating activities	經營(虧損)利潤	(100,622)	(33,816)	117,120	134,018	**73,143**
Finance cost	財務費用	(65,817)	(52,002)	(42,916)	(35,356)	**(36,613)**
Share of (losses) profits of associates	應佔聯營公司(虧損)利潤	(19,592)	(5,437)	—	(1,742)	**70**
(Loss) profit before tax	稅前(虧損)利潤	(186,031)	(91,255)	74,204	96,920	**36,600**
Taxation	稅項	(525)	(185)	(682)	(895)	**(13,689)**
(Loss) profit after tax	稅後(虧損)利潤	(186,556)	(91,440)	73,522	96,025	**22,911**
Minority interests	少數股東權益	11,000	(759)	(18,384)	(5,636)	**(12,152)**
(Loss) profit attributable to shareholders	股東應佔(虧損)利潤	(175,556)	(92,199)	55,138	90,389	**10,759**

Financial Summary
財務概要
Consolidated Balance Sheets
綜合資產負債表
(Expressed in Hong Kong dollars)
(以港幣為單位)

		As at 31 December 截至十二月三十一日止年度				
		1997 $'000 千元	1998 $'000 千元	1999 $'000 千元	2000 $'000 千元	**2001 $'000 千元**
Fixed assets, net	固定資產淨值	515,951	532,042	464,020	460,401	**570,948**
Investment properties	投資物業	—	181,000	181,000	181,000	**168,000**
Construction-in-progress	在建工程	90,897	49,933	51,400	67,561	**12,042**
Investments in associates	投資於聯營公司	72,759	73,070	23,158	22,994	**25,596**
Intangible assets, net	無形資產淨值	—	—	—	7,787	**21,877**
Other non-current assets	其他非流動資產	46,356	8,218	8,092	17,781	**1,577**
Net current liabilities	流動負債淨值	(268,503)	(312,877)	(166,701)	(54,447)	**(67,768)**
Long-term bank loans	長期銀行貸款	(35,972)	(22,459)	—	(82,972)	**(16,500)**
Other long-term liabilities	其他長期負債	(32,562)	(38,178)	(4,931)	—	**—**
Minority interests	少數股東權益	(34,373)	(29,388)	(47,772)	(19,019)	**(34,095)**
Net assets	資產淨值	354,553	441,361	508,266	601,086	**681,677**
Representing:	資金來源：					
Share capital	股本	80,001	115,746	117,446	117,906	**138,052**
Reserves	儲備	274,552	325,615	390,820	483,180	**543,625**
Shareholders' equity	股東權益	354,553	441,361	508,266	601,086	**681,677**

NOTICE OF HEREBY GIVEN that the Annual General Meeting of the Company will be held at Boardroom 3 & 4, M/F, Renaissance Harbour View Hotel, 1 Harbour Road, Wanchai, Hong Kong on Thursday, 13 June 2002 at 12:00 p.m. for the following purposes:

1. To receive and consider the Statement of Accounts and Reports of the Directors and the Auditors for the year ended 31 December 2001.

2. To re-elect Directors and to fix their remuneration.

3. To discuss appointment of Auditors and to fix their remuneration.

4. As special business, to consider and if thought fit, pass the following resolutions as Ordinary Resolutions:

   (I) "THAT:

      (A) subject paragraph (B) below and pursuant to section 57B of the Companies Ordinance, the exercise by the Board of all the powers of the Company to allot, issue and deal with shares in the capital of the Company during the Relevant Period and to make or grant offers, agreements and options which would or might require the exercise of such power (whether during or after the expiry of the Relevant Period) be and is hereby generally and unconditionally approved;

      (B) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Board pursuant to the approval in paragraph (A) of this Resolution, otherwise then pursuant to a Rights Issue or the exercise of options under any option scheme or similar arrangement for the time being adopted by the Company for the grant or issue to employees of the Company and/ or any of its subsidiaries of shares or rights to acquire shares of the Company, shall not exceed (i) 20% of the aggregate nominal amount of the shares capital of the Company in issue at the date of passing this Resolution plus (ii) (if the Board are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of share capital of the Company repurchased by the

茲通告本公司謹訂於二零零二年六月十三日（星期四）中午十二時正假座香港灣仔港灣道一號萬麗海景酒店閣樓會議室三及四舉行股東週年大會，藉以處理下列事項：

1. 省覽截至二零零一年十二月三十一日止年度之賬目及董事會報告與核數師報告。

2. 重選董事及釐定彼等之酬金。

3. 討論聘請核數師及釐定其酬金。

4. 作為特別事項，考慮並酌情通過下列決議為普通決議案：

   (I) 「動議：

      (A) 在下文(B)段之規限下，根據公司條例第57B條，一般性及無條件批准董事會於有關期間內行使本公司所有權力，以配發、發行及處理本公司股本中之股份，並訂立或授出須要或可能須要行使此等權力之售股建議、協議及購股權（無論該等權力之行使是於有關期間內或屆滿以後）；

      (B) 董事會依據本決議案(A)段之批准所配發或同意有條件或無條件配發（不論其為依據購股權所配發者與否）之股本面值總額，因供股或根據購股權計劃授出之購股權獲行使或本公司當時採納以向本公司及／或其附屬公司之僱員發行本公司之股份或授出可認購本公司股份之權利之類似安排而配發者除外，不得超過(i)本公司於本決議案獲通過之日之已發行股本面值總額的20%，加(ii)（倘若董事會獲本公司股東另外通過普通決議授權）在本決議案獲通過後被本公司購回之本公司股

Company subsequent to the passing of this Resolution up to a maximum equivalent to 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly;

(C) for the purpose of this Resolution:—

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held;

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the members of the Company in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the Board to the holders of shares of the Company on the register of members on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Board may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognized regulatory body or any stock exchange in, any territory outside Hong Kong); and

(ii) "THAT:

(A) subject to paragraph (B) below, the exercise by the Board during the Relevant Period of all the powers of the Company to purchase shares in the capital of the Company in accordance with all applicable laws and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended for time to time be and is hereby generally and unconditionally approved;

本之面額最多可相等於本決議案獲通過之日本公司已發行股本面值總額的10%，而上文之批准須受此數額之限制；

(C) 就本決議案而言：—

「有關期間」指由本決議案獲通過之日起至下列三者中之較早日期止之期間；

(i) 本公司下屆股東週年大會結束；

(ii) 法例規定本公司下屆股東週年大會須予召開之期限屆滿之日；

(iii) 本公司之股東於股東大會上通過普通決議撤銷或更改本決議案之授權；及

「供股」指於董事會所訂定之期間內，向於一指定記錄日期名列股東名冊之本公司股份持有人按其當時之持股比例配售新股之建議（惟董事會有權就零碎股份或因香港以外任何地區之法例或任何認可管制機構或證券交易所之規定所引致之任何限制或責任必須或權宜取消若干股東在此方面之權利或作出其他安排）；及

(ii) 「**動議**：

(A) 在下文(B)段之規限下，一般性及無條件批准董事會於有關期間內，遵照所有適用之法例及不時經修訂之香港聯合交易所有限公司證券上市規則，行使本公司所有權力以購回本公司股本中之股份；

(B) the aggregate nominal amount of the shares which may be repurchased by the Company pursuant to paragraph (A) of this Resolution above shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly;

(C) for the purpose of this Resolution, "Relevant Period" means the period from passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the members of the Company in general meeting."

(III) "THAT:

The Board of the Company be and are hereby authorised to exercise the powers of the Company referred to in paragraph (A) of the resolution set out in 4 (I) of the notice convening this meeting in respect of the shared capital of the Company referred to in sub-paragraph (ii) of paragraph (B) of such resolution."

By Order of the Board
Chairman
Chen Xiao-shi

Hong Kong, 10 April 2002

(B) 本公司依據本決議案(A)段可購買股份之面值總額不得超過於本決議案獲通過之日本公司已發行股本之面值額之10%，而上文之批准須受此數額之限制；

(C) 就本決議案而言，「有關期間」指由本決議案獲通過之日起至下列三者中之較早日期止之期間：

(i) 本公司下屆股東週年大會結束；

(ii) 法例規定本公司下屆股東週年大會須予召開之期限屆滿之日；及

(iii) 本公司之股東於股東大會上通過普通決議案撤銷或更改本決議案之授權。」

(III) 「動議：

授權本公司董事會就本股東週年大會通告第4(I)項決議案(B)段第(ii)項所述之本公司之股本，行使該項決議案(A)段所述之本公司之權力。」

承董事會命
董事長
陳小石

香港，二零零二年四月十日

Notes:

(1) The Board wish to state that in relation to the ordinary Resolutions set out in item 4 above, they have no immediate plans to issue any new shares of the Company or to repurchase any existing shares of the Company pursuant to the relevant mandate.

(2) Any Member entitled to attend and vote at the meeting is entitled to appoint not more than two proxies to attend and vote instead of him. A proxy need not be a Member.

(3) In the case of joint holders of shares in the Company, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders; and for this purpose seniority shall be determined by the order in which names stand in the Register of Members.

(4) In order to be valid, the form of proxy must be in writing under the hand of the appointer or of his attorney duly authorised in writing or, if the appointer is a corporation, either under seal, or under the hand of an offices or attorney duly authorised, and must be deposited at the registered office of the Company (together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof) not less than 48 hours before the time appointed for holding the meeting or adjourned meeting, as the case may be.

(5) An explanatory statement containing information regarding the Ordinary Resolutions set out in item 4(ii) above will be sent to shareholders with the Company's 2001 Annual Report.

附註：

(1) 董事會欲就上文第四項所載之並通過決議作出聲明，彼等現時並無計劃發行本公司任何新股份或依據有關授權購回本公司任何現有股份。

(2) 凡有權出席上述會議並於會上投票之股東，均有權委任不超過兩位代表出席會議及代其投票。受委任的代表毋須為股東。

(3) 倘屬本公司股份之聯名持有人，則只有最資深之人士(不論親身或委派代表)之投票方會被接納，而其他聯名持有人之投票將屬無效。就此而言，資深程度以股東名冊上之排名序為準。

(4) 代表委任表格必須由委任人或其正式書面授權人簽署，如委任人為公司，則必須加蓋公司印鑑，或經由公司負責人或其他獲正式授權人士簽署。代表委任表格連同簽署人之授權書或其他授權文件(如有)或經公證人簽署證明之授權書或授權文件副本，須於大會或續會(視情況而定)指定舉行時間四十八小時前交回本公司之註冊辦事處，方為有效。

(5) 一份載有關於上述第四(ii)項所列之普通決議之資料之説明函件將與本公司二零零一年年報一併寄發予各股東。



國信華凌集團有限公司
GZITIC HUALING HOLDINGS LIMITED
GZITIC
95%
中國雪櫃實業有限公司
China Refrigeration Industry Co. Ltd.
(中國 PRC)
100%
華凌投資有限公司
Hualing Investments Limited
(香港 HK)
100%
華凌科技有限公司
Hualing Technology Limited
(香港 HK)
100%
Hualing International Limited
(香港 HK)
100%
華凌(遠東)有限公司
Hualing (Far East) Limited
(英屬處女群島 BVI)
100%
華凌製冷工程有限公司
Hualing Refrigerant Engineering Limited
(香港 HK)
60%
廣州馬會華凌出租車隊
Guangzhou Ma Hui Hualing Taxi
(中國 PRC)
75%
25%
廣州華凌雪櫃有限公司
Guangzhou Hualing Refrigeration Co., Ltd.
(中國 PRC)
100%
廣州華凌空調設備有限公司
Guangzhou Hualing Air-conditioning & Equipment Co., Ltd.
(中國 PRC)
55%
合肥華凌電器有限公司
Hefei Hualing Electrics Co., Ltd.
(中國 PRC)
100%
Growth Plus Properties Limited
(英屬處女群島 BVI)
15%
雲港塑料有限公司
Yungang Plastic Co., Ltd.
(中國 PRC)
20%
廣州華凌泡沫塑料有限公司
Guangzhou Hualing Polyfoam Co., Ltd.
(中國 PRC)
90%
10%
廣州華凌家電企業有限公司
Guangzhou Hualing Electrical Household Appliance Enterprise Co., Ltd
(中國 PRC)
100%
廣州市華凌物業管理有限公司
Guangzhou Hualing Property Management Co., Ltd.
(中國 PRC)
100%
中國家電網有限公司
China Appliances.com Limited
(英屬處女群島 BVI)
25%
西安東凌製冷壓縮機有限公司
Xian Dongling Refrigerating Compressors Co., Ltd.
(中國 PRC)
100%
廣州市華凌商場有限公司
Guangzhou Hualing Shopping Mall Co., Ltd.
(中國 PRC)
5%
95%
成都華凌家電有限公司
Chengdu Hualing Electrical Household Appliance Co., Ltd.
(中國 PRC)
33%
北京創源兴家電網絡信息科技有限公司
Beijing Wide Vision Network Co., Ltd.
(中国 PRC)

Corporate Information

集團資料

DIRECTORS

CHEN Xiao Shi *(Chairman)*
LIANG Wei Wen
LIANG Bao Ping
YE Zhen Wen
CHEN Hui
LIU Xi Bo*
ZHANG Xin Hua*
CHEN Yu Hang* (appointed on 16 August 2001)
NG Cheong Lam* (resigned on 2 January 2002)
LO Wing Sang, Vincent**
CHAN Wai Dune**
LAM Ming Yung**

* Non-executive Directors
** Independent Non-executive Directors

董事

陳小石(董事長)
梁偉文
梁保平
葉真文
陳輝
劉錫博*
張新華*
陳宇航* (於二零零一年八月十六日委任)
伍暢林* (於二零零二年一月二日告退)
羅榮生**
陳維端**
林明勇**

* 非執行董事
** 獨立非執行董事

COMPANY SECRETARY

WONG Hon Sum, FCCA FHKSA

公司秘書

黃漢森

REGISTERED OFFICE

Rooms 2802-04, 28th Floor, Harbour Centre
25 Harbour Road, Wanchai
Hong Kong

Website : www.hualing.com
Email : hualing@netvigator.com

註冊辦事處

香港
灣仔港灣道25號
海港中心28樓2802-2804室

網址：www.hualing.com
電郵：hualing@netvigator.com

AUDITORS

Arthur Andersen & Co
Certified Public Accountants
21st Floor, Edinburgh Tower
The Landmark
15 Queen's Road Central
Hong Kong

核數師

安達信公司
執業會計師
香港
皇后大道中15號
置地廣場公爵大廈21樓

PRINCIPAL BANKERS

The Bank of East Asia, Ltd.
Bank of China (Hong Kong)
Bank of China
Industrial and Commercial Bank of China
China Construction Bank

主要銀行

東亞銀行
中國銀行(香港)
中國銀行
中國工商銀行
中國建設銀行

SHARE REGISTRAR

Central Registration Hong Kong Limited
17th Floor, Hopewell Centre
183 Queen's Road East, Hong Kong

股份過戶登記處

香港中央證券登記有限公司
香港皇后大道東183號
合和中心17樓

INVESTOR AND MEDIA RELATIONS CONSULTANT

JOVIAN Financial Communications Limited
Tel : (852) 2581 0168
Email : jovian@joviancomm.com

投資者及傳媒關係顧問

溢星財經傳播有限公司
電話：(852)2581 0168
電郵：jovian@joviancomm.com